Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 3, 2022, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2021. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), each for the year ended December 31, 2021 and have been updated in the "Risk Factors" section of this MD&A, as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation Third Quarter 2022 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets:
•Customers choose us first for reliable and value-added services;
•Investors receive sustainable industry-leading total returns;
•Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
•Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Pembina Gas Infrastructure
On August 15, 2022, Pembina completed its previously announced joint venture transaction with KKR & Co., Inc. ("KKR") to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity, Pembina Gas Infrastructure Inc. ("PGI") (the "PGI Transaction"). PGI is a premier gas processing entity in Western Canada with a combined capacity of approximately 5 billion cubic feet per day, approximately 3 billion cubic feet per day net to Pembina. PGI is strategically positioned to serve customers from central Alberta to northeast British Columbia. Pembina owns 60 percent of PGI while KKR's global infrastructure funds own the remaining 40 percent. Pembina serves as the operator and manager of PGI.
Pembina contributed to PGI its wholly-owned field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant (collectively, "the Field-based Gas Processing Assets"), as well as its 45 percent interest in Veresen Midstream. KKR contributed to PGI its 55 percent interest in Veresen Midstream, as well as its 49 percent interest in PGI Processing ULC (formerly named Energy Transfer Canada ULC) ("ETC"). Concurrently with the closing of the transaction, PGI also acquired the remaining 51 percent common share equity interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within PGI.
Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, PGI will divest the 50 percent, non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction.
The operational and financial results contained in this MD&A and the Interim Financial Statements include Pembina's results for the 46-day period following the completion of the PGI Transaction from August 16, 2022 to September 30, 2022. Prior to the PGI Transaction, Pembina owned 100 percent of the Field-based Gas Processing Assets and equity accounted for its 45 percent interest in Veresen Midstream. On August 15, 2022, Pembina acquired a 60 percent equity interest in PGI which includes the Field-based Gas Processing Assets, Veresen Midstream, and ETC, and as such is equity accounted for from August 16, 2022 to September 30, 2022.
In connection with the closing of the PGI Transaction, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate, commencing with the dividend paid on October 14, 2022.

2 Pembina Pipeline Corporation Third Quarter 2022

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Revenue	2,779	2,149	630
Net revenue(1)	1,030	961	69
Gross profit	874	682	192
Earnings	1,829	588	1,241
Earnings per common share – basic (dollars)	3.24	1.01	2.23
Earnings per common share – diluted (dollars)	3.23	1.01	2.22
Cash flow from operating activities	767	913	(146)
Cash flow from operating activities per common share – basic (dollars)	1.38	1.66	(0.28)
Adjusted cash flow from operating activities(1)	574	786	(212)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.04	1.43	(0.39)
Capital expenditures	131	209	(78)
Adjusted EBITDA(1)	967	850	117
Total volumes (mboe/d)(2)	3,424	3,411	13
Change in Earnings ($ millions)(3)(4)
Results Overview
Results in the third quarter of 2022 were positively impacted by higher results in Marketing & New Ventures due to higher margins on crude oil and natural gas sales and higher share of profit from Aux Sable, partially offset by lower NGL margins. Pipelines gross profit was positively impacted by higher volumes on the Peace Pipeline system due to increased upstream activity and higher tolls due to inflation, combined with a higher contribution from Alliance, partially offset by higher integrity costs. Facilities results were impacted by higher depreciation, interest expense, and an unrealized loss on commodity-related derivatives which are all included in share of profit from PGI following the PGI Transaction. This was partially offset by higher PGI contributions due to the strong performance of the PGI assets. During the period, Pembina also had gains on commodity-related derivatives relating to NGL and crude oil marketing derivatives and recognized a $1.1 billion gain on the PGI Transaction, compared to the $350 million received from the termination of the arrangement agreement with Inter Pipeline Ltd. ("Arrangement Termination Payment") in the third quarter of 2021 recognized in other income. Income tax expense decreased as a result of the PGI Transaction and higher tax recognized in the third quarter of 2021 associated with the Arrangement Termination Payment, discussed above.
Pembina Pipeline Corporation Third Quarter 2022 3

Changes in Results for the Three Months Ended September 30
Revenue	▲
$630 million increase, largely due to an increase in crude oil, certain NGL, and natural gas market prices, higher volumes on the Peace Pipeline system and higher tolls primarily due to inflation, higher volumes on the Cochin Pipeline and higher recoverable costs, partially offset by lower revenue from the Field-based Gas Processing Assets contributed to PGI and now reflected in share of profit from equity accounted investees, and lower contracted volumes on the Nipisi Pipeline system.

Cost of goods sold	▼	$561 million increase, largely due to higher crude oil, certain NGL, and natural gas market prices.
Operating expenses	▼
$38 million increase, primarily due to higher power and fuel costs, the majority of which are recoverable, as a result of higher power pool prices and higher AECO prices during the third quarter of 2022 and higher integrity costs, partially offset by lower operating expenses due to the PGI Transaction, discussed above.

Depreciation and amortization included in operations	▲	$34 million decrease, primarily due to a smaller asset base resulting from the PGI Transaction, as well as from the impairment of certain assets in Pipelines in the fourth quarter of 2021.
Share of profit from equity accounted investees	▲
$48 million increase, primarily due to higher revenues at Aux Sable and Alliance as a result of a wider AECO-Chicago natural gas price differential, combined with higher revenue due to the strong performance of the PGI assets, an unrealized gain on commodity-related derivatives in Aux Sable and the sale of linepack inventory at Alliance in the third quarter of 2022, partially offset by higher depreciation, interest expense, and unrealized loss on commodity-related derivatives in PGI.

Realized loss on commodity-related derivatives	▲	$24 million positive variance, primarily due to lower realized losses on NGL-based derivative instruments driven by the change in NGL market prices during the period.
Unrealized gain on commodity-related derivatives	▲
$55 million positive variance, due to gains on NGL and crude oil marketing derivatives as a result of the decrease in the forward prices for propane and crude during the third quarter of 2022, partially offset by the decrease in the forward AECO natural gas prices.

General & administrative	▼
$8 million increase, largely due to higher salaries and wages, consulting and legal fees, partially offset by lower long-term incentive costs following the decline in global equity markets which impacted Pembina's share price during the third quarter of 2022.

Other expense (income)	▼
$338 million decrease, primarily due to the $350 million Arrangement Termination Payment received in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs.

Gain on PGI Transaction	▲	$1.1 billion increase related to the gain on the PGI Transaction.
Net finance costs	●
Consistent with the prior period. Lower foreign exchange losses and lower interest due to tax settlements were largely offset by higher losses on non-commodity derivative financial instruments and higher interest on long-term debt as a result of terming out variable rate debt to fixed rate debt at higher interest rates.

Current tax expense	▲	$71 million decrease, primarily due to higher tax recognized in the third quarter of 2021 associated with the Arrangement Termination Payment received in the third quarter of 2021.
Deferred tax expense	▲	$210 million decrease, primarily due to the impacts of the PGI Transaction.
Cash flow from operating activities	▼
$146 million decrease, primarily due to lower operating results driven by non-cash items and the $350 million Arrangement Termination Payment, discussed above, partially offset by a change in non-cash working capital, an increase in distributions from equity accounted investees, combined with a decrease in net interest paid.

Adjusted cash flow from operating activities(1)	▼
$212 million decrease, largely due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, partially offset by lower current tax expense and decrease in accrued share based payments.

Adjusted EBITDA(1)	▲
$117 million increase, largely due to higher margins on crude oil and natural gas sales, higher contribution from Aux Sable and Alliance due to higher revenues driven by a wider AECO-Chicago natural gas price differential, and from the strong performance of the PGI assets, lower realized losses on commodity-related derivatives, higher volumes on the Peace Pipeline system and on the Cochin Pipeline and higher tolls due to inflation, partially offset by lower NGL margins and lower contribution from Ruby due to Ruby Pipeline, L.L.C ("Ruby Pipeline") filing for bankruptcy protection on March 31, 2022 and higher integrity costs. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby. Included in adjusted EBITDA is $241 million (2021: $178 million) related to equity accounted investees.

Total volumes (mboe/d)(2)	▲
13 mboe/d increase, largely driven by higher volumes on the Peace Pipeline system due to increased upstream activity, higher volumes at the Alberta Ethane Gathering System ("AEGS") due to third party outages in the third quarter of 2021, combined with higher interruptible volumes on the Cochin Pipeline, higher volumes at the Redwater complex, and at Younger due to less outage days during the third quarter of 2022, partially offset by contract expirations on the Nipisi and Mitsue Pipeline systems during the fourth quarter of 2021, and Ruby Pipeline filing for bankruptcy protection on March 31, 2022. Volumes include 355 mboe/d (2021: 298 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives includes gross profit less realized and unrealized commodity related derivative financial instruments.
(4)    Other includes general & administrative, net finance costs, other expenses and corporate.
4 Pembina Pipeline Corporation Third Quarter 2022

Consolidated Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Revenue	8,912	6,067	2,845
Net revenue(1)	3,204	2,854	350
Gross profit	2,442	1,862	580
Earnings	2,728	1,162	1,566
Earnings per common share – basic (dollars)	4.75	1.92	2.83
Earnings per common share – diluted (dollars)	4.73	1.91	2.82
Cash flow from operating activities	2,026	1,953	73
Cash flow from operating activities per common share – basic (dollars)	3.66	3.55	0.11
Adjusted cash flow from operating activities(1)	1,957	1,906	51
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.54	3.47	0.07
Capital expenditures	462	482	(20)
Adjusted EBITDA(1)	2,821	2,463	358
Total volumes (mboe/d)(2)	3,379	3,464	(85)
Change in Earnings ($ millions)(3)(4)
Results Overview
Results for the nine months ended September 30, 2022 were positively impacted by higher results in Marketing & New Ventures due to higher margins on crude oil, NGL, and natural gas sales and higher contributions from Aux Sable. Pipelines gross profit was positively impacted by higher volumes on the Peace Pipeline system and higher tolls due to inflation, along with a higher contribution from Alliance and higher volumes on the Cochin Pipeline, partially offset by lower contracted volumes on the Nipisi and Mitsue Pipeline systems due to expiration of contracts and a lower contribution from Ruby. Facilities results were impacted by higher depreciation, interest expense, and an unrealized loss on commodity-related derivatives which are all included in share of profit from PGI following the PGI Transaction, partially offset by higher PGI contributions due to the strong performance of the PGI assets. Gains on commodity-related derivatives related to NGL marketing and power derivatives, partially offset by a loss on crude oil based derivatives. Pembina recognized a $1.1 billion gain on the PGI Transaction, compared to the $350 million Arrangement Termination Payment received in the third quarter of 2021 recognized in other income. There were no impairment charges recognized during the period compared to the same period in 2021. Net finance costs increased due to foreign exchange losses compared to gains in 2021, higher interest on long-term debt, and lower interest income, partially offset by lower interest expense associated with tax settlements. Lower income tax expense primarily as a result of the PGI Transaction was partially offset by higher earnings in the period.
Pembina Pipeline Corporation Third Quarter 2022 5

Changes in Results for the Nine Months Ended September 30
Revenue	▲
$2.8 billion increase, largely due to an increase in crude oil, NGL and natural gas market prices, higher volumes on the Peace Pipeline system and higher tolls largely due to inflation, combined with higher volumes on the Cochin Pipeline and higher recoverable costs, partially offset by lower contracted volumes on the Nipisi and Mitsue Pipeline systems and lower revenue from the Field-based Gas Processing Assets contributed to PGI and now reflected in share of profit from equity accounted investees.

Cost of goods sold	▼	$2.5 billion increase, largely due to higher crude oil, NGL, and natural gas market prices.
Operating expenses	▼
$74 million increase, primarily due to higher power and fuel costs, the majority of which are recoverable, as a result of higher power pool prices and higher AECO prices during the period, combined with higher integrity costs and higher recoverable geotechnical costs largely related to the Western Pipeline, partially offset by lower operating expenses due to the PGI Transaction, discussed above.

Depreciation and amortization included in operations	▲
$22 million decrease, primarily due to a smaller asset base in Pipelines from the impairment of certain assets in the fourth quarter of 2021 and in Facilities following the PGI Transaction, partially offset by higher asset retirements in Facilities and the Prince Rupert Terminal being placed into service in March 2021.

Share of profit from equity accounted investees	▲
$84 million increase, primarily due to higher revenues at Aux Sable and Alliance as a result of a wider AECO-Chicago natural gas price differential, higher revenue due to the strong performance of the PGI assets and the sale of linepack inventory at Alliance in the second and third quarters of 2022, partially offset by a lower contribution from Ruby due to Ruby Pipeline filing for bankruptcy protection on March 31, 2022 and higher depreciation, interest expense, and unrealized loss on commodity-related derivatives in PGI.

Realized loss on commodity-related derivatives	▲
$49 million positive variance, primarily due to lower realized losses on NGL-based derivative instruments driven by the change in NGL market prices and the increase in the AECO price during the period resulting in realized gains for certain gas processing fees tied to AECO prices, partially offset by higher realized losses on crude oil-based derivative instruments due to higher crude oil market prices during the period.

Unrealized gain on commodity-related derivatives	▲
$149 million positive variance, primarily due to gains on NGL marketing derivatives and renewable power purchase agreements resulting from the increase in the forward prices for natural gas and power during the period as well as newly added contracts, and gains on crude oil marketing derivatives resulting from contracts maturing in the period, partially offset by the change in the AECO forward prices in the period resulting in lower unrealized gains for certain processing fees tied to AECO prices.

General & administrative	▼
$39 million increase, largely due to higher long-term incentive costs primarily driven by Pembina's performance relative to peers, combined with higher salaries and wages, consulting fees and legal fees.

Other expense (income)	▼
$299 million decrease, primarily due to the $350 million Arrangement Termination Payment received in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs.

Impairments	▲
$35 million decrease, primarily due to impairment charges of $21 million recognized on Pembina's interest in Fort Corp in 2021 and $10 million on an advance made to Ruby in 2021 compared to nil in 2022.

Gain on PGI Transaction	▲	$1.1 billion increase related to the gain on the PGI Transaction.
Net finance costs	▼
$30 million increase, primarily due to foreign exchange losses in the period compared to gains in 2021, higher interest on long-term debt as a result of terming out variable rate debt to fixed rate debt at higher interest rates, lower interest income, and higher losses on non-commodity derivative financial instruments, partially offset by lower interest expense associated with tax settlements.

Current tax expense	▲	$10 million decrease, primarily due to the tax associated with the $350 million Arrangement Termination Payment received in the third quarter of 2021, partially offset by higher current year earnings.
Deferred tax expense	▲	$199 million decrease, primarily due to the PGI Transaction, partially offset by higher current year earnings.
Cash flow from operating activities	▲
$73 million increase, primarily driven by an increase in distributions from equity accounted investees and a change in non-cash working capital, partially offset by lower operating results driven by non-cash items, the $350 million Arrangement Termination Payment, discussed above, an increase in taxes paid, and an increase in share-based compensation payments.

Adjusted cash flow from operating activities(1)	▲
$51 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid and share-based compensation payments, combined with lower current tax expense.

Adjusted EBITDA(1)	▲
$358 million increase, primarily due to higher margins on crude oil, NGL, and natural gas sales, higher contributions due to the strong performance of the PGI assets, higher contributions from Aux Sable and Alliance, higher volumes on the Peace Pipeline system and on the Cochin Pipeline, higher tolls due to inflation, lower losses on commodity-related derivatives, and higher recoverable costs from the Horizon Pipeline system. These are partially offset by lower contributions from Ruby, higher general & administrative expense, and lower contracted volumes on the Nipisi and Mitsue Pipeline systems. Included in adjusted EBITDA is $596 million (2021: $536 million) related to equity accounted investees.

Total volumes (mboe/d)(2)	▼
85 mboe/d decrease, largely driven by lower volumes on the Ruby Pipeline and contract expirations on the Nipisi and Mitsue Pipeline systems, partially offset by higher volumes on the Peace Pipeline system and Drayton Valley Pipeline as higher crude oil and NGL market prices have resulted in increased upstream activity, and higher interruptible volumes on the Cochin Pipeline. Volumes include 294 mboe/d (2021: 318 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives includes gross profit less realized and unrealized commodity related derivative financial instruments.
(4)    Other includes other expenses and corporate.
6 Pembina Pipeline Corporation Third Quarter 2022

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through its wholly-owned and joint venture assets, the Pipelines Division includes transportation capacity of 3.1 mmboe/d(1), above ground storage capacity of 11 mmbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically-located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and the joint venture, Pembina Gas Infrastructure, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.2 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina-operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues this goal through the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil and electricity), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division. Effective October 1, 2022 the total net processing capacity is approximately 5.4bcf/d subsequent to certain asset divestitures.
Pembina Pipeline Corporation Third Quarter 2022 7

Financial and Operational Overview by Division

	3 Months Ended September 30
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines	2,531	377	535	2,563	329	503
Facilities	893	1,270	291	848	207	273
Marketing & New Ventures(3)	—	252	180	—	91	109
Corporate	—	(158)	(39)	—	154	(35)
Total	3,424	1,741	967	3,411	781	850

	9 Months Ended September 30
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,500	1,120	1,579	2,592	987	1,554
Facilities	879	1,659	849	872	555	812
Marketing & New Ventures(3)	—	612	550	—	167	237
Corporate	—	(502)	(157)	—	(177)	(140)
Total	3,379	2,889	2,821	3,464	1,532	2,463
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
8 Pembina Pipeline Corporation Third Quarter 2022

Pipelines
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Conventional revenue(1)(2)	416	360	56
Transmission revenue(1)(2)	131	97	34
Oil Sands revenue(1)(2)	98	109	(11)
Pipelines revenue(1)	645	566	79
Operating expenses(1)	175	140	35
Depreciation and amortization included in operations	97	100	(3)
Share of profit from equity accounted investees	39	21	18
Gross profit	412	347	65
Reportable segment earnings before tax	377	329	48
Adjusted EBITDA(3)	535	503	32
Volumes (mboe/d)(4)	2,531	2,563	(32)
Distributions from equity accounted investees	77	47	30

Change in Results
Conventional revenue(1)(2)	▲
Increase largely due to higher volumes on the Peace Pipeline system as higher crude oil and certain NGL market prices resulted in increased upstream activity, combined with higher recoverable power costs and higher tolls largely due to inflation.

Transmission revenue(1)(2)	▲
Increase primarily due to higher interruptible volumes on the Cochin Pipeline due to increased demand resulting from wider condensate price differentials between Western Canada and the U.S. Gulf Coast and higher volumes on the Vantage Pipeline due to planned outages during the third quarter of 2021.

Oil Sands revenue(1)(2)	▼	Decrease largely due to lower contracted volumes on the Nipisi Pipeline system as a result of the expiration of contracts during the fourth quarter of 2021.
Operating expenses(1)	▼
Increase largely due to higher power costs, the majority of which are recovered in revenue, as a result of the higher power pool price during the third quarter of 2022 as well as an increase in integrity spending primarily on the Peace Pipeline system.

Share of profit from equity accounted investees	▲
Increase primarily due to higher revenue from Alliance as a result of a wider AECO-Chicago natural gas price differential, which increased demand and resulted in higher interruptible tolls, combined with higher margins realized on the sale of linepack inventory in the third quarter of 2022.

Reportable segment earnings before tax	▲
Increase largely due to higher volumes on the Peace Pipeline system and higher tolls due to inflation, combined with higher interruptible volumes on the Cochin Pipeline and higher contributions from Alliance, partially offset by the expiration of contracts on the Nipisi Pipeline system, higher integrity spending, and higher legal fees.

Adjusted EBITDA(3)	▲
Increase largely due to the same items impacting reportable segment earnings before tax, discussed above, partially offset by lower adjusted EBITDA from Ruby due to Ruby Pipeline filing for bankruptcy protection on March 31, 2022. Included in adjusted EBITDA is $79 million (2021: $62 million) related to Alliance and nil (2021: $24 million) related to Ruby. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Volumes (mboe/d)(4)	▼
Decrease largely driven by contract expirations on the Nipisi and Mitsue Pipeline systems during the fourth quarter of 2021, combined with Ruby Pipeline filing for bankruptcy protection on March 31, 2022, partially offset by higher volumes on the Peace Pipeline system as higher crude oil and certain NGL market prices have resulted in increased upstream activity, higher volumes on AEGS due to third party outages in the third quarter of 2021, higher interruptible volumes on the Cochin Pipeline, and higher volumes on the Vantage Pipeline. Volumes include 140 mboe/d (2021: 139 mboe/d) related to Alliance and nil (2021: 70 mboe/d) related to Ruby.

Distributions from equity accounted investees	▲	$77 million (2021: $46 million) from Alliance. The increase in distributions from Alliance are due to the same factors impacting share of profit from equity accounted investees discussed above.
Pembina Pipeline Corporation Third Quarter 2022 9

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)     Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(5)    Other includes other expense and net finance costs.
10 Pembina Pipeline Corporation Third Quarter 2022

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Conventional revenue(1)(2)	1,168	1,031	137
Transmission revenue(1)(2)	354	315	39
Oil Sands revenue(1)(2)	300	327	(27)
Total revenue(1)	1,822	1,673	149
Operating expenses(1)	472	409	63
Depreciation and amortization included in operations	292	312	(20)
Share of profit from equity accounted investees	127	95	32
Gross profit	1,185	1,047	138
Reportable segment earnings before tax	1,120	987	133
Adjusted EBITDA(3)	1,579	1,554	25
Volumes (mboe/d)(4)	2,500	2,592	(92)
Distributions from equity accounted investees	247	175	72

Change in Results
Conventional revenue(1)(2)	▲
Increase largely due to higher volumes on the Peace Pipeline system as higher crude oil and NGL market prices resulted in increased upstream activity, combined with higher tolls largely due to inflation and higher recoverable costs on the Western Pipeline and Peace Pipeline system.

Transmission revenue(1)(2)	▲
Increase primarily due to higher interruptible volumes on the Cochin Pipeline due to increased demand resulting from wider condensate price differentials between Western Canada and the U.S. Gulf Coast and higher volumes on the Vantage Pipeline due to planned outages during the third quarter of 2021.

Oil Sands revenue(1)(2)	▼
Decrease largely due to lower contracted volumes on the Nipisi and Mitsue Pipeline systems as a result of the expiration of contracts during the fourth quarter of 2021, partially offset by $14 million in revenue related to higher recoverable costs on the Horizon Pipeline system related to extensive slope mitigation.

Operating expenses(1)	▼
Increase largely due to an increase in power costs, the majority of which are recovered in revenue, as a result of the higher power pool price during 2022, combined with higher recoverable geotechnical costs primarily related to the Western Pipeline and higher integrity spending largely on the Peace Pipeline system, partially offset by lower operating expense associated with the Nipisi and Mitsue Pipeline systems due to expiration of contracts during the fourth quarter of 2021.

Depreciation and amortization included in operations	▲
Decrease primarily due to fewer asset retirements in the first nine months of 2022 compared to the first nine months of 2021 and a smaller asset base resulting from the impairment of the Nipisi and Mitsue Pipeline systems and the Edmonton South Rail Terminal in the fourth quarter of 2021 due to contract expirations.

Share of profit from equity accounted investees	▲
Increase primarily due to higher revenue from Alliance as a result of a wider AECO-Chicago natural gas price differential, which increased demand and resulted in higher interruptible tolls, combined with higher margins realized on the sale of linepack inventory in the second and third quarters of 2022 and lower interest expenses as a result of its debt re-financing in the fourth quarter of 2021, partially offset by lower contributions from Ruby due to Ruby Pipeline filing for bankruptcy protection on March 31, 2022. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Reportable segment earnings before tax	▲
Increase largely due to higher volumes on the Peace Pipeline system and higher tolls due to inflation, combined with higher contributions from Alliance, higher interruptible volumes on the Cochin Pipeline and Vantage Pipeline, higher recoverable costs from the Horizon Pipeline system, lower depreciation and an impairment charge of $10 million recognized during the first quarter of 2021 associated with an advance made to Ruby compared to nil recognized in 2022, partially offset by the expiration of contracts on the Nipisi and Mitsue Pipeline systems, lower contributions from Ruby, higher integrity costs and higher legal fees.

Adjusted EBITDA(3)	▲
Increase primarily due to the same items impacting reportable segment earnings before tax, net of the change in depreciation and impairments. Included in adjusted EBITDA is $240 million (2021: $202 million) related to Alliance and $15 million (2021: $111 million) related to Ruby. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby.

Volumes (mboe/d)(4)	▼
Decrease largely driven by contract expirations on the Nipisi and Mitsue Pipeline systems and Ruby Pipeline filing for bankruptcy protection on March 31, 2022, partially offset by higher volumes on the Peace Pipeline system and Drayton Valley Pipeline as higher crude oil and NGL market prices have resulted in increased upstream activity, higher interruptible volumes on the Cochin Pipeline, and higher volumes on the Vantage Pipeline. Volumes include 143 mboe/d (2021: 141 mboe/d) related to Alliance and 19 mboe/d (2021: 91 mboe/d) related to Ruby.

Distributions from equity accounted investees	▲
$247 million (2021: $161 million) from Alliance and nil (2021: $13 million) from Ruby. The increase in distributions is due to the same factors impacting share of profit from equity accounted investees discussed above.

Pembina Pipeline Corporation Third Quarter 2022 11

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)(5)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)    Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(5)    Other includes other expense, impairment expense and net finance costs.
12 Pembina Pipeline Corporation Third Quarter 2022

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	977	261	310	918	237	281	937	760	894	891	656	802
Transmission	577	87	168	595	62	154	587	274	502	651	218	542
Oil Sands	977	31	59	1,050	30	68	976	95	192	1,050	113	210
General & administrative(4)	—	(2)	(2)	—	—	—	—	(9)	(9)	—	—	—
Total	2,531	377	535	2,563	329	503	2,500	1,120	1,579	2,592	987	1,554
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2021.
(4)     Includes general & administrative expenses related to engineering & construction, systems & operations, and business development within the Pipelines Division. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
NEBC Montney Infrastructure	February 2021
Phase VII Peace Pipeline Expansion	June 2022
The following outlines the projects and new developments within Pipelines:

Phase VIII Peace Pipeline Expansion
Capital Budget: $530 million	In-service Date: First half of 2024	Status: On time, trending on budget
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Procurement activities have commenced and site clearing activities are expected to begin in the fourth quarter of 2022.

Phase IX Peace Pipeline Expansion
Capital Budget: $120 million	In-service Date: Fourth quarter of 2022	Status: On time, trending on budget
This expansion includes new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Phase IX also includes a pump station in the Wapiti-to-Kakwa corridor that was previously part of the Phase VII project scope. Construction of the Wapiti-to-Kakwa pump station was completed in July 2022. Mainline pipeline construction is complete and commissioning activities have begun on schedule.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2022 13

Facilities
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Gas Services revenue(1)(2)	136	172	(36)
NGL Services revenue(1)(2)	178	169	9
Facilities revenue(1)	314	341	(27)
Operating expenses(1)	132	121	11
Cost of goods sold(1)	4	1	3
Depreciation and amortization included in operations	27	56	(29)
Realized gain on commodity-related derivative financial instruments	(3)	(2)	(1)
Unrealized loss (gain) on commodity-related derivative financial instruments	3	(45)	48
Share of profit from equity accounted investees	15	23	(8)
Gross profit	166	233	(67)
Reportable segment earnings before tax	1,270	207	1,063
Adjusted EBITDA(3)	291	273	18
Volumes (mboe/d)(4)	893	848	45
Distributions from equity accounted investees	18	32	(14)

Changes in Results
Gas Services revenue(1)(2)	▼
Decrease largely due to the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as of August 15, 2022 as part of the PGI Transaction. The revenue from these assets are included in share of profit from equity accounted investees. Refer to the "About Pembina – Pembina Gas Infrastructure" section of this MD&A. This is partially offset by higher recoveries as a result of higher power and fuel costs.

NGL Services revenue(1)(2)	▲	Increase primarily due to higher recoveries as a result of higher power and fuel costs and higher volumes at the Redwater complex.
Operating expenses(1)	▼
Increase largely due to an increase in power and fuel costs, the majority of which are recovered in revenue, as a result of higher power pool prices and AECO prices in the third quarter of 2022, partially offset by lower operating expenses due to the PGI Transaction.

Depreciation and amortization included in operations	▲	Decrease primarily due to a smaller asset base following the PGI Transaction.
Unrealized loss (gain) on commodity-related derivatives	▼
Unrealized loss on commodity-related derivatives primarily due to the decrease in the forward AECO natural gas prices, partially offset by contracts maturing in the period, compared to unrealized gains recognized during the third quarter of 2021 when forward AECO prices were significantly increasing.

Share of profit from equity accounted investees	▼
Decrease primarily due to the PGI Transaction resulting in higher depreciation, interest expense, and an unrealized loss on commodity-related derivatives, partially offset by higher revenue due to the strong performance of the PGI assets.

Reportable segment earnings before tax	▲
Increase primarily due to the $1.1 billion gain recognized on the PGI Transaction, partially offset by the unrealized loss on commodity-related derivatives in the third quarter of 2022 compared to gains in the third quarter of 2021.

Adjusted EBITDA(3)	▲
Increase primarily due to higher contributions as a result of the strong performance of the PGI assets. Included in adjusted EBITDA is $31 million (2021: $52 million) related to Veresen Midstream and $71 million (2021: nil) related to PGI.

Volumes (mboe/d)(4)	▲
Increase primarily due to higher volumes at the Redwater complex and at Younger due to less outage days during the third quarter of 2022. Volumes include 50 mboe/d (2021: 89 mboe/d) related to Veresen Midstream and 165 mboe/d (2021: nil) related to PGI.

Distributions from equity accounted investees	▼
$16 million (2021: nil) from PGI, $2 million (2021: $1 million) from Fort Corp, and no distributions (2021: $31 million) from Veresen Midstream. The change in distributions is due to the PGI Transaction.

14 Pembina Pipeline Corporation Third Quarter 2022

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2022 15

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Gas Services revenue(1)(2)	487	503	(16)
NGL Services revenue(1)(2)	544	511	33
Facilities revenue(1)	1,031	1,014	17
Operating expenses(1)	407	344	63
Cost of goods sold(1)	6	7	(1)
Depreciation and amortization included in operations	162	158	4
Realized gain on commodity-related derivative financial instruments	(20)	(2)	(18)
Unrealized gain on commodity-related derivative financial instruments	(48)	(62)	14
Share of profit from equity accounted investees	59	59	—
Gross profit	583	628	(45)
Reportable segment earnings before tax	1,659	555	1,104
Adjusted EBITDA(3)	849	812	37
Volumes (mboe/d)(4)	879	872	7
Distributions from equity accounted investees	86	95	(9)

Changes in Results
Gas Services revenue(1)(2)	▼
Decrease largely due to the change in ownership of Pembina's formerly wholly-owned Field-based Gas Processing Assets as of August 15, 2022 as part of the PGI Transaction. The revenue from these assets are included in share of profit from equity accounted investees. Refer to the "About Pembina – Pembina Gas Infrastructure" section of this MD&A. This is partially offset by higher recoveries as a result of higher power and fuel costs.

NGL Services revenue(1)(2)	▲	Increase primarily due to higher recoveries at the Redwater Complex as a result of higher power and fuel costs and the Prince Rupert Terminal being placed into service in March 2021.
Operating expenses(1)	▼
Increase largely due to an increase in power and fuel costs, the majority of which are recovered in revenue, as a result of higher power pool prices and higher AECO prices during 2022 and higher integrity costs, partially offset by lower operating expenses due to the PGI Transaction.

Depreciation and amortization included in operations	●
Consistent with the prior period. Higher asset retirements in the first nine months of 2022, combined with the Prince Rupert Terminal being placed into service in March 2021 were largely offset by a smaller asset base following the PGI Transaction, discussed above.

Realized gain on commodity-related derivatives	▲	Certain gas processing fees are tied to AECO prices and the increase in the AECO price resulted in higher realized gains for the first nine months of 2022.
Unrealized gain on commodity-related derivatives	▼
Lower unrealized gains on commodity-related derivatives primarily due to the change in the AECO forward prices in the first nine months of 2022 relative to the same period in 2021 when AECO forward prices were significantly increasing.

Share of profit from equity accounted investees	●
Consistent with prior period. The strong performance of the PGI assets resulted in higher revenue that was largely offset by higher depreciation, interest expense, and an unrealized loss on commodity-related derivatives.

Reportable segment earnings before tax	▲
Increase primarily due to the $1.1 billion gain recognized on the PGI Transaction and a $21 million impairment charge recognized on Pembina's interest in Fort Corp. in 2021 compared to nil in 2022, partially offset by higher integrity costs.

Adjusted EBITDA(3)	▲
Increase primarily due to higher contributions as a result of the strong performance of the PGI assets and higher realized gains on commodity-related derivatives recognized during the period were partially offset by higher integrity costs. Included in adjusted EBITDA is $135 million (2021: $148 million) related to Veresen Midstream and $71 million (2021: nil) related to PGI.

Volumes (mboe/d)(4)	●	Consistent with the prior period. Volumes include 76 mboe/d (2021: 86 mboe/d) related to Veresen Midstream and 56 mboe/d (2021: nil) related to PGI.
Distributions from equity accounted investees	▼	$66 million (2021: $92 million) from Veresen Midstream, $16 million (2021: nil) from PGI, and $4 million (2021: $3 million) from Fort Corp. The change in distributions are due to the PGI Transaction.
16 Pembina Pipeline Corporation Third Quarter 2022

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation Third Quarter 2022 17

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	686	1,186	183	660	129	160	675	1,424	524	666	322	468
NGL Services	207	84	108	188	78	113	204	240	330	206	233	344
General & administrative(4)	—	—	—	—	—	—	—	(5)	(5)	—	—	—
Total	893	1,270	291	848	207	273	879	1,659	849	872	555	812
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2021.
(4)     Includes general & administrative expenses related to engineering & construction and business development within the Facilities operating segment. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Vancouver Wharves Expansion	June 2021
Prince Rupert Terminal	March 2021
Hythe Developments	March 2021
During the third quarter, construction of the Empress Cogeneration Facility was completed, and commissioning activities began. The project is expected to be brought into service in November 2022, on-time and on-budget. The facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing electricity and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying up to 90 percent of the site's electrical requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the cogeneration waste heat and the low-emission power generated.
Subsequent to the third quarter, on October 1, 2022, Pembina closed a transaction with Plains Midstream Canada ULC ("Plains") to sell Pembina's interest in certain assets currently part of the Empress NGL Extraction Facility, namely, the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress.
Following the PGI Transaction, there are approximately $80 million, net to Pembina, of capital projects underway at the former Energy Transfer Canada gas processing facilities, with spending to occur throughout the remainder of 2022 and 2023.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

18 Pembina Pipeline Corporation Third Quarter 2022

Marketing & New Ventures
Financial Overview for the Three Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Marketing revenue(1)	1,979	1,393	586
Cost of goods sold(1)	1,824	1,268	556
Net revenue(1)(2)	155	125	30
Depreciation and amortization included in operations	12	13	(1)
Realized loss on commodity-related derivative financial instruments	22	45	(23)
Unrealized (gain) on commodity-related derivative financial instruments	(105)	(2)	(103)
Share of profit from equity accounted investees	69	31	38
Gross profit	295	100	195
Reportable segment earnings before tax	252	91	161
Adjusted EBITDA(2)	180	109	71
Volumes (mboe/d)(3)	184	177	7
Distributions from equity accounted investees	43	27	16

Change in Results
Net revenue(1)(2)	▲
Higher margins on crude oil resulting from the increased crude oil market price environment contributed to a significant quarter-over-quarter increase for the marketing business, combined with contributions from natural gas marketing, where higher margins resulted from the increase in Chicago natural gas prices, partially offset by lower NGL margins as a result of lower propane prices and higher input natural gas prices.

Realized loss on commodity-related derivatives	▲	The realized loss is primarily due to a $14 million (2021: $42 million) loss on NGL-based derivative instruments due to the change in NGL market prices during the third quarter of 2022.
Unrealized (gain) on commodity-related derivatives	▲
Unrealized gain on commodity-related derivatives primarily due to gains on NGL and crude oil marketing derivatives due to the decrease in the forward prices for propane and crude during the third quarter of 2022.

Share of profit from equity accounted investees	▲	Increase largely due to higher revenues at Aux Sable as a result of a wider AECO-Chicago natural gas price differential and an unrealized gain on commodity-related derivatives for the third quarter of 2022.
Reportable segment earnings before tax	▲
Increase largely due to the gain on commodity-related derivatives for the third quarter of 2022 compared to losses recognized during the third quarter of 2021, higher margins on crude oil and natural gas sales, and a higher contribution from Aux Sable, partially offset by lower NGL margins, discussed above, higher net finance costs related to higher losses on non-commodity derivative financial instruments and foreign exchange losses in the period compared to gains in 2021 and a project write-off due to reduced commercial opportunities.

Adjusted EBITDA(2)	▲
Increase largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized gain on commodity-related derivatives, net finance costs and the project write-off cost. Included in adjusted EBITDA is $59 million (2021: $36 million) related to Aux Sable.

Volumes (mboe/d)(3)	●	Consistent with the prior period. Revenue volumes include 36 mboe/d (2021: 35 mboe/d) related to Aux Sable.
Distributions from equity accounted investees	▲	$43 million (2021: $27 million) from Aux Sable. Increase largely due to the same factors impacting share of profit from equity accounted investees discussed above.
Pembina Pipeline Corporation Third Quarter 2022 19

Change in Adjusted EBITDA ($ millions)(2)

Change in Reportable Segment Earnings Before Tax(4) ($ millions)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(4)    Other includes other expense and depreciation & amortization.
20 Pembina Pipeline Corporation Third Quarter 2022

Financial Overview for the Nine Months Ended September 30
Results of Operations

($ millions, except where noted)	2022	2021	Change
Marketing revenue(1)	6,550	3,827	2,723
Cost of goods sold(1)	5,948	3,463	2,485
Net revenue(1)(2)	602	364	238
Depreciation and amortization included in operations	34	38	(4)
Realized loss on commodity-related derivative financial instruments	135	166	(31)
Unrealized (gain) loss on commodity-related derivative financial instruments	(144)	19	(163)
Share of profit from equity accounted investees	96	44	52
Gross profit	673	185	488
Reportable segment earnings before tax	612	167	445
Adjusted EBITDA(2)	550	237	313
Volumes (mboe/d)(3)	189	190	(1)
Distributions from equity accounted investees	105	63	42

Change in Results
Net revenue(1)(2)	▲
Higher margins on crude oil and NGL sales as a result of the increased crude oil and NGL price environment contributed to a significant year-over-year increase for the marketing business, combined with contributions from natural gas marketing, where higher margins resulted from the increase in Chicago natural gas prices.

Realized loss on commodity-related derivatives	▲
The realized loss is primarily due to a $82 million (2021: $35 million) loss on crude oil-based derivative instruments and a $52 million (2021: $124 million) loss on NGL-based derivative instruments due to the change in NGL and crude oil and market prices during the first nine months of 2022.

Unrealized (gain) loss on commodity-related derivatives	▲
Unrealized gain on commodity-related derivatives primarily due to gains on NGL marketing derivatives and renewable power purchase agreements resulting from the increase in the forward prices for natural gas and power during the period as well as newly added contracts, combined with gains on crude oil marketing derivatives resulting from contracts maturing in the period.

Share of profit from equity accounted investees	▲
Increase largely due to higher revenues at Aux Sable as a result of a wider AECO-Chicago natural gas price differential during 2022 and higher NGL margins, partially offset by an unrealized loss on commodity-related derivatives for the period.

Reportable segment earnings before tax	▲
Increase largely due to higher margins on crude oil, NGL, and natural gas sales, the gain on commodity-related derivatives for the period compared to losses recognized during the first nine months of 2021, and a higher contribution from Aux Sable, partially offset by higher net finance costs related to foreign exchange losses in the period compared to gains in 2021 and higher losses on non-commodity derivative financial instruments.

Adjusted EBITDA(2)	▲
Increase largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized gain on commodity-related derivatives, Aux Sable's unrealized loss on commodity-related derivatives, and higher net finance costs. Included in adjusted EBITDA is $128 million (2021: $62 million) related to Aux Sable.

Volumes (mboe/d)(3)	●	Consistent with the prior period. Revenue volumes include 36 mboe/d (2021: 36 mboe/d) related to Aux Sable.
Distributions from equity accounted investees	▲	$105 million (2021: $63 million) from Aux Sable. Increase largely due to the same factors impacting share of profit from equity accounted investees discussed above.

Pembina Pipeline Corporation Third Quarter 2022 21

Change in Adjusted EBITDA ($ millions)(2)

Change in Reportable Segment Earnings Before Tax(4) ($ millions)
(1)    Includes inter-segment transactions. See Note 12 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(4)    Other includes other expense, depreciation & amortization, and impairment expense.
22 Pembina Pipeline Corporation Third Quarter 2022

Financial and Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2022			2021			2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	184	260	187	177	93	111	189	631	569	190	178	246
New Ventures(4)	—	(8)	(7)	—	(2)	(2)	—	(19)	(19)	—	(11)	(9)
Total	184	252	180	177	91	109	189	612	550	190	167	237
(1)    Marketed NGL volumes in mboe/d. Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2021.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
Pembina's New Ventures group continues to advance business opportunities in liquefied natural gas ("LNG"), low-carbon energy, and petrochemicals. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders.
Pembina, in partnership with the Haisla First Nation, is proposing to develop the Cedar LNG Project, a floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG's application for an Environmental Assessment Certificate was submitted to the British Columbia Environmental Assessment Office in February of 2022 and is currently under review. An important milestone was reached during the third quarter with the recent conclusion of the public comment period associated with the assessment process. Front End Engineering Design activities and commercial discussions with a diverse group of potential customers are both underway with a final investment decision expected to be made by the third quarter of 2023.
Pembina and TC Energy Corporation ("TC Energy") intend to develop the Alberta Carbon Grid ("ACG"), a world-leading carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's current and future lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. During the first quarter of 2022, the Government of Alberta announced that ACG was successfully chosen to move to the next stage of the province's carbon capture utilization and storage process in the industrial heartland. During the second and third quarters, Pembina and TC Energy progressed surface and sub-surface engineering and planning, continued with ongoing engagement with customers and stakeholders and recently signed an evaluation agreement with the Government of Alberta. Pembina and TC Energy are exploring options to potentially create several hubs throughout the province to gather and store carbon dioxide ("CO2") safely and cost-effectively from multiple industries. Pembina's and TC Energy's long-term vision is to annually transport and store up to 20 million tonnes of CO2 through several hubs across Alberta.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation Third Quarter 2022 23

Corporate
Financial Overview for the Three Months Ended September 30
Results of Operations(1)

($ millions, except where noted)	2022	2021	Change
General and administrative	51	48	3
Other income	(1)	(322)	321
Net finance costs	109	122	(13)
Reportable segment (loss) earnings before tax	(158)	154	(312)
Adjusted EBITDA(2)	(39)	(35)	(4)

Change in Results
General & administrative	●
Consistent with the prior period. Lower long-term incentive costs following the decline in global equity markets which impacted Pembina's share price during the third quarter of 2022 were largely offset by an increase in salaries and wages and consulting fees.

Other income	▼	Decrease primarily due to the $350 million received from the Arrangement Termination Payment in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs.
Net finance costs	▲
Decrease primarily due to foreign exchange gains compared to losses in the third quarter of 2021, combined with lower interest expense associated with tax settlements, partially offset by higher interest on long-term debt as a result of terming out variable rate debt to fixed rate debt at higher interest rates.

Reportable segment (loss) earnings before tax	▼
Decrease primarily due to the proceeds received from the Arrangement Termination Payment in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs and foreign exchange gains, discussed above.

Adjusted EBITDA(2)	●	Consistent with the prior period and due to the same factors discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Financial Overview for the Nine Months Ended September 30
Results of Operations(1)

($ millions, except where noted)	2022	2021	Change
General and administrative	192	176	16
Other expense (income)	2	(294)	296
Net finance costs	309	297	12
Reportable segment loss before tax	(502)	(177)	(325)
Adjusted EBITDA(2)	(157)	(140)	(17)

Change in Results
General & administrative	▼
Increase primarily due to higher long-term incentive costs driven by Pembina's performance relative to peers and higher salaries and wages and consulting fees, partially offset due to lower share-based incentives.

Other expense (income)	▼
Decrease in other income is primarily due to the $350 million received from the Arrangement Termination Payment in the third quarter of 2021, partially offset by lower restructuring costs and lower acquisition costs.

Net finance costs	▼
Increase primarily due to higher interest on long-term debt as a result of terming out variable rate debt to fixed rate debt at higher interest rates, combined with lower interest income and lower foreign exchange gains, partially offset by lower interest expense associated with tax settlements.

Reportable segment loss before tax	▼
Decrease primarily due to the proceeds received from the Arrangement Termination Payment in the third quarter of 2021, combined with higher long-term incentive costs and higher interest expense, discussed above, partially offset by lower restructuring costs and lower acquisition costs, discussed above.

Adjusted EBITDA(2)	▼	Decrease primarily due to higher long-term incentive costs and higher salaries and wages costs, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
24 Pembina Pipeline Corporation Third Quarter 2022

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	September 30, 2022	December 31, 2021
Working capital(1)	(741)	(1,145)
Variable rate debt(2)(3)
Senior unsecured credit facilities	342	910
Variable rate bank debt swapped to fixed	(342)	(316)
Total variable rate loans and borrowings outstanding (weighted average interest rate of nil (2021: 1.1%))	—	594
Fixed rate debt(2)
Senior unsecured medium-term notes	9,650	9,700
Variable rate bank debt swapped to fixed	342	316
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2021: 3.9%))	9,992	10,016
Total loans and borrowings outstanding	9,992	10,610
Cash and unutilized debt facilities	2,828	2,469
Subordinated hybrid notes (weighted average interest rate of 4.8% (2021: 4.8%)	600	600
(1)    As at September 30, 2022, working capital included $1.1 billion (December 31, 2021: $1.0 billion) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2022 (December 31, 2021: U.S. $250 million) and fully hedged at 1.45 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2021 and Note 25 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at September 30, 2022, Pembina's credit facilities consisted of: an unsecured $1.5 billion (December 31, 2021: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2021: $750 million) accordion feature and matures in June 2027 (the "Revolving Facility"); an unsecured $1.0 billion (December 31, 2021: nil) sustainability linked revolving credit facility, which matures in June 2026 (the "SLL Credit Facility"); an unsecured U.S. $250 million (December 31, 2021: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (December 31, 2021: $20 million), which matures in May 2023 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities, with principal repayments not due until maturity. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information. Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Pembina Pipeline Corporation Third Quarter 2022 25

Financing Activity
On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
On July 27, 2022, Pembina replaced its $2.5 billion revolving credit facility with two credit facilities: the unsecured $1.0 billion SLL Credit Facility and an amendment and restatement of the $2.5 billion revolving facility into the unsecured $1.5 billion Revolving Facility. The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a greenhouse gas ("GHG") emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
With the exception of the sustainability linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
On August 15, 2022, Pembina fully repaid and cancelled its non-revolving term loan for a total repayment of $425 million in the third quarter.
Subsequent to the quarter, on October 24, 2022, Pembina's $450 million senior unsecured medium term notes, series 2, matured and were fully repaid.
Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at September 30, 2022
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.37
Credit Facilities	Debt to Capital	Maximum 0.70	0.38
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at September 30, 2022 (December 31, 2021: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade or split-investment grade counterparties. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, which assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $166 million (December 31, 2021: $100 million) were held as at September 30, 2022, primarily in respect of customer trade receivables.
26 Pembina Pipeline Corporation Third Quarter 2022

Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") Series 1 Subordinated Notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2021, for further information.
Pembina Pipeline Corporation Third Quarter 2022 27

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding as at September 30, 2022:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	903	101	174	142	486
Long-term debt(3)	16,471	1,541	2,163	1,762	11,005
Construction commitments(4)(5)	727	399	102	14	212
Other	617	75	140	92	310
Total contractual obligations	18,718	2,116	2,579	2,010	12,013

(1)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 45 and 193 mbpd of NGL each year up to and including 2030. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 77 megawatts per day each year up to and including 2046.
(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Includes required maintenance and/or turnarounds and excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)	Includes construction commitments related to assets held for sale of $28 million as at September 30, 2022; $3 million related to payments due in less than 1 year, and $25 million after 5 years.
As a result of the disposition of Pembina's Field-based Gas Processing Assets on August 15, 2022, Pembina's construction commitments were reduced by $264 million.
Off-Balance Sheet Arrangements
As at September 30, 2022, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2022, Pembina had $199 million (December 31, 2021: $135 million) in letters of credit issued.
5. SHARE CAPITAL
Common Shares
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB will be cancelled. The NCIB commenced on March 10, 2022 and will terminate on March 9, 2023 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
28 Pembina Pipeline Corporation Third Quarter 2022

The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	September 30, 2022	December 31, 2021
Number of common shares repurchased for cancellation (thousands)	5,320	450
Average price per share	$46.76	$37.77
Total cost(1)	249	17
(1)    Total cost includes $152 million (2021: $13 million) charged to share capital and $97 million (2021: $4 million) charged to deficit.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
In connection with the closing of the PGI Transaction on August 15, 2022, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate from $0.21 to $0.2175 per common share per month, commencing with the dividend paid on October 14, 2022.
Preferred Shares
On August 31, 2022, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 (the "Series 15 Class A Preferred Shares") outstanding on September 30, 2022. The annual dividend rate for the Series 15 Class A Preferred Shares for the five-year period from and including September 30, 2022 to, but excluding, September 30, 2027 is 6.164 percent.
Subsequent to the end of the third quarter, on October 14, 2022, Pembina announced its intention to redeem all of the 12 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 (the "Series 23 Class A Preferred Shares") on November 15, 2022 for a redemption price equal to $25.00 per Series 23 Class A Preferred Shares, less taxes required to be deducted or withheld by the Company. The total redemption price for the Series 23 Class A Preferred Shares will be $300 million.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9 and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Pembina Pipeline Corporation Third Quarter 2022 29

Outstanding Share Data

Issued and outstanding (thousands)(1)	October 28, 2022
Common shares	551,564
Stock options	12,417
Stock options exercisable	7,143
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	16,000
Series 23 Class A Preferred Shares(2)	12,000
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
(2)    Subsequent to the end of the third quarter, on October 14, 2022, Pembina announced its intention to redeem all of the issued and outstanding Series 23 Class A Preferred Shares on November 15, 2022.
30 Pembina Pipeline Corporation Third Quarter 2022

6. CAPITAL EXPENDITURES

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2022	2021	2022	2021
Pipelines	75	174	264	352
Facilities	36	26	114	102
Marketing & New Ventures	7	3	53	15
Corporate and other projects	13	6	31	13
Total capital expenditures(1)(2)	131	209	462	482
(1)    Includes $25 million for the three months ended September 30, 2022 (2021: $19 million) and $122 million for the nine months ended September 30, 2022 (2021: $49 million) related to non-recoverable sustainment activities.
In both 2022 and 2021, Pipeline capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipeline capital expenditures in 2022 also included slope mitigation on the Syncrude and Horizon Pipeline systems. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility. In 2021, Facilities capital expenditures were largely related to the expansion at Empress and the Prince Rupert Terminal. Marketing & New Ventures capital expenditures primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion in 2022 and development activities at Cedar LNG in 2021 and 2022. Corporate capital expenditures in 2021 and 2022 relate mainly to IT infrastructure and systems development.
Contributions to Equity Accounted Investees

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2022	2021	2022	2021
Aux Sable	—	—	2	1
Veresen Midstream	—	18	13	29
PGI	17	—	17	—
Cedar LNG	7	—	17	—
Total	24	18	49	30
In both 2022 and 2021, contributions made to Veresen Midstream were to fund general capital expenditures. Contributions made to PGI in 2022 were to fund general capital expenditures. Contributions made to Cedar LNG in 2022 were to fund front-end engineering and design capital expenditures.

Pembina Pipeline Corporation Third Quarter 2022 31

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines
Conventional Pipelines	977	937	897	959	918	892	862	993
Transmission Pipelines	577	564	621	616	595	685	674	684
Oil Sands Pipelines	977	975	975	996	1,050	1,050	1,051	1,053
Facilities
Gas Services	686	664	675	677	660	662	677	673
NGL Services	207	204	201	189	188	211	218	211
Total	3,424	3,344	3,369	3,437	3,411	3,500	3,482	3,614
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Pipelines
Opening balance	27	24	3	21	32	22	3	42
Revenue deferred	55	49	47	43	48	45	42	52
Revenue recognized	(67)	(46)	(26)	(61)	(59)	(35)	(23)	(91)
Ending take-or-pay contract liability balance	15	27	24	3	21	32	22	3
Facilities
Opening balance	—	1	—	—	3	1	—	—
Revenue deferred	—	2	1	—	—	2	1	—
Revenue recognized	(1)	—	—	—	(3)	—	—	—
Transfers to liabilities related to assets held for sale	3	(3)	—	—	—	—	—	—
Disposition (Note 5)	(2)	—	(2)	—	—	—	—	—
Ending take-or-pay contract liability balance	—	—	1	—	—	3	1	—
32 Pembina Pipeline Corporation Third Quarter 2022

Quarterly Financial Information

($ millions, except where noted)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,779	3,095	3,038	2,560	2,149	1,902	2,016	1,680
Net revenue(1)	1,030	1,020	1,154	1,084	961	894	999	954
Operating expenses	225	211	193	206	187	186	182	201
Realized loss on commodity-related derivative financial instruments	19	49	47	36	43	33	88	6
Share of profit (loss) from equity accounted investees	123	74	85	83	75	52	71	(244)
Gross profit	874	711	857	785	682	550	630	247
Earnings (loss)	1,829	418	481	80	588	254	320	(1,216)
Earnings (loss) per common share – basic (dollars)	3.24	0.70	0.81	0.08	1.01	0.39	0.51	(2.28)
Earnings (loss) per common share – diluted (dollars)	3.23	0.69	0.81	0.08	1.01	0.39	0.51	(2.28)
Cash flow from operating activities	767	604	655	697	913	584	456	766
Cash flow from operating activities per common share – basic (dollars)	1.38	1.09	1.19	1.27	1.66	1.06	0.83	1.39
Adjusted cash flow from operating activities(1)	574	683	700	734	786	538	582	603
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.04	1.23	1.27	1.33	1.43	0.98	1.06	1.10
Common shares outstanding (millions):
Weighted average – basic	554	554	551	550	550	550	550	550
Weighted average – diluted	556	557	552	551	551	551	550	550
End of period	552	555	552	550	550	550	550	550
Common share dividends declared	354	349	347	346	347	347	346	346
Dividends per common share	0.64	0.63	0.63	0.63	0.63	0.63	0.63	0.63
Preferred share dividends declared	31	32	31	33	31	35	36	38
Capital expenditures	131	152	179	176	209	146	127	161
Contributions to equity accounted investees	24	6	19	305	18	—	12	—
Distributions from equity accounted investees	138	145	155	128	106	112	115	109
Adjusted EBITDA(1)	967	849	1,005	970	850	778	835	866
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially offset by Pembina's risk management program;
•Volatility in the AECO-Chicago natural gas price differential, power pool prices, foreign exchange rates, and inflation impacting operating results;
•The COVID-19 pandemic and the resulting decrease in demand for commodities starting in the second quarter of 2020, which led to a significant decline in global energy prices and a reduction in capital spending budgets by Pembina and its customers in 2020, and the subsequent recovery in demand for commodities and global energy prices in 2021, which continued through the first nine months of 2022 in connection with supply concerns associated with the current conflict between Ukraine and Russia;
•Higher net finance costs impacting earnings associated with debt related to financing growth projects, volatility in foreign exchange rates and volatility in Pembina's share price impacting incentive costs;
•Impairments recognized on Pembina's interests in Ruby, CKPC and the assets associated with Jordan Cove in the fourth quarter of 2020 and on certain assets in Pipelines as a result of contract expirations in the fourth quarter of 2021;
•The receipt and associated tax of the $350 million Arrangement Termination Payment in the third quarter of 2021;
•Higher contributions made to Alliance to redeem all of its issued and outstanding senior notes;
•Higher number of common shares as a result of option exercises, partially offset by share repurchases; and
•The completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings.
Pembina Pipeline Corporation Third Quarter 2022 33

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at September 30, 2022. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	September 30, 2022	December 31, 2021
Pipelines(2)	678	642
Facilities(3)	2,631	1,214
Marketing & New Ventures	—	1
Total	3,309	1,857
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance includes $325 million (2021: $300 million) of loans and borrowings associated with Ruby Pipeline, L.L.C.. On March 31, 2022, Ruby Pipeline, L.L.C. voluntarily filed for relief under Chapter 11 of the U.S. Bankruptcy Code. Refer to "Financing Activities for Equity Accounted Investees" section below for further details.
(3)    Balance includes $291 million (2021: nil) of loans and borrowings on a PGI credit facility funding the construction of the Key Access Pipeline System project.
Financing Activities for Equity Accounted Investees
Ruby Pipeline, a wholly-owned subsidiary of Ruby, had U.S. $475 million principal amount of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). Although Ruby Pipeline has sufficient liquidity to operate its business, it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date of April 1, 2022. Accordingly, on March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. While a claim has not been filed, management believes that under certain circumstances claims could be advanced in respect of Ruby Pipeline as a result of the voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The final outcome of such claims, if made, is not known or measurable at this time.
On August 15, 2022, PGI closed $4.75 billion of syndicated credit facilities consisting of a $3.9 billion unsecured non-revolving term loan facility which matures August 2027, a $250 million unsecured revolving credit facility, which includes a $300 million accordion feature and matures August 2025, a $50 million unsecured operating credit facility which matures August 2024, and a $550 million unsecured revolving credit facility which matures August 2024 to fund the construction of the KAPS project (collectively, the "PGI Credit Facilities"). There are no mandatory principal repayments due over the term of the PGI Credit Facilities, with the exception of the prepayment of the $550 million unsecured revolving credit facility in connection with certain specified dispositions. Proceeds of the credit facilities were primarily used to fund a portion of the PGI Transaction including the repayment of credit facilities within Veresen Midstream and ETC.
On August 15, 2022, Veresen Midstream repaid $2.6 billion of outstanding debt on its syndicated credit facilities. The credit facilities were cancelled upon repayment as part of the PGI Transaction.
Between August 30, 2022, and September 28, 2022, PGI entered into floating-to-fixed interest rate swaps with a notional value of $1.2 billion. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027.
Subsequent to the end of the third quarter, between October 4, 2022 and October 28, 2022, PGI entered into additional floating-to-fixed interest rate swaps of notional value $740 million. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027. The weighted average hedge rate for the total notional amount is 3.66 percent.
34 Pembina Pipeline Corporation Third Quarter 2022

Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At September 30, 2022, Pembina's various equity accounted investees held letters of credit totaling $72 million (December 31, 2021: $73 million) primarily in respect of customer trade receivables.
Pembina Pipeline Corporation Third Quarter 2022 35

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties including PGI, which became a related party of Pembina on close of the PGI Transaction, in the normal course of business and on terms equivalent to those that prevail in arm's length transactions, unless otherwise noted. Pembina contracts capacity from its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a cost recovery basis, to investments in equity accounted investees.
For the three and nine months ended September 30, 2022, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at September 30, 2022, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. For more information on Pembina's derivative instruments, refer to Note 14 to the Interim Financial Statements.
Pembina's Canadian dollar drawings on its Credit Facilities have variable rate components that reference the Canadian Dollar Offered Rate ("CDOR"). CDOR rates will cease to be published at the end of June 2024. CDOR is expected to be replaced by the Canadian Overnight Repo Rate Average ("CORRA"). Pembina will continue to monitor developments and the potential impact on the business.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the third quarter of 2022 that had or are likely to have a material impact on Pembina's ICFR.
36 Pembina Pipeline Corporation Third Quarter 2022

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements and as noted below. There were no new accounting standards or amendments to existing standards adopted in the first nine months of 2022 that have a material impact on Pembina's financial statements.
Assets Held for Sale
Non-current assets, or disposal groups comprising of assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, or employee benefit assets, which continue to be measured in accordance with the Company's other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.
Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.
Basis of Consolidation - Loss of Control
When there is a loss of control of a subsidiary in a transaction with a joint venture, the Company derecognizes the assets and liabilities of the subsidiary and other components of equity. However, there is an accounting policy choice to recognize the entirety of any resulting gain or loss in earnings on loss of control or to recognize the gain or loss only to the extent of the unrelated investor's interest in the joint venture. Pembina has elected to recognize the full gain in its entirety. As a result, any interest retained in the former subsidiary is measured at fair value when control is lost.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2022 except as noted below related to the PGI Transaction.
Acquisition of an interest in a Joint Venture
Acquisitions of interests in joint ventures that meet the definition of a business in-substance involve application of the acquisition method of accounting in order to apply the equity method post-acquisition. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to the fair value of consideration exchanged and intangible assets require the most judgment. Estimates of future cash flows, forecast revenue, contract renewal rates, and discount rates are made in determining the fair values of the businesses contributed to the joint venture and Pembina's share of the fair value of assets acquired and liabilities assumed. Changes in these assumptions or estimates used in determining the fair values of the businesses contributed or Pembina's share of acquired assets and liabilities could impact the amounts assigned to the investment in PGI, the gain on the disposition, as well as the assets, liabilities, intangible assets, goodwill and deferred taxes in the in-substance purchase price equation for the investment in PGI. Future earnings can be affected as a result of changes in Pembina's share of the joint venture's equity accounted profits or losses due to differences in future depreciation and amortization, asset or goodwill impairment.
Pembina Pipeline Corporation Third Quarter 2022 37

11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2021. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Impacts of Geopolitical Events in Eastern Europe
While Pembina's operations, based solely in North America, have not been, and are unlikely to be, directly impacted, the current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which have, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any certainty at this time and there remains uncertainty relating to the potential direct and indirect impact of the conflict on Pembina, and it could have a material and adverse effect on our business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks described in Pembina's AIF for the year ended December 31, 2021, including, without limitation, the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; supply chains and Pembina's ability to obtain required equipment, materials or labour; cybersecurity risks; inflationary pressures; and restricted access to capital and increased borrowing costs as a result of increased interest rates.
38 Pembina Pipeline Corporation Third Quarter 2022

12. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA from equity accounted investees, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in the Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	645	566	314	341	1,979	1,393	(159)	(151)	2,779	2,149
Cost of goods sold, including product purchases	—	—	4	1	1,824	1,268	(79)	(81)	1,749	1,188
Net revenue	645	566	310	340	155	125	(80)	(70)	1,030	961

Pembina Pipeline Corporation Third Quarter 2022 39

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	1,822	1,673	1,031	1,014	6,550	3,827	(491)	(447)	8,912	6,067
Cost of goods sold, including product purchases	—	—	6	7	5,948	3,463	(246)	(257)	5,708	3,213
Net revenue	1,822	1,673	1,025	1,007	602	364	(245)	(190)	3,204	2,854
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA") and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP financial ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings before income tax	377	329	1,270	207	252	91	(158)	154	1,741	781
Adjustments to share of profit from equity accounted investees and other	40	65	90	33	(12)	5	—	—	118	103
Net finance costs	7	8	4	12	20	2	109	122	140	144
Depreciation and amortization	97	100	27	56	12	13	10	11	146	180
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	3	(45)	(105)	(2)	—	—	(102)	(47)
Arrangement Termination Payment	—	—	—	—	—	—	—	(350)	—	(350)
Gain on Pembina Gas Infrastructure Transaction	—	—	(1,110)	—	—	—	—	—	(1,110)	—
Transaction costs incurred in respect of acquisitions	—	—	5	—	—	—	—	8	5	8
Transformation and restructuring costs, (gain) loss on disposal of assets and non-cash provisions	14	1	2	10	13	—	—	20	29	31
Adjusted EBITDA	535	503	291	273	180	109	(39)	(35)	967	850
Adjusted EBITDA per common share – basic (dollars)									1.74	1.55
40 Pembina Pipeline Corporation Third Quarter 2022

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings before income tax	1,120	987	1,659	555	612	167	(502)	(177)	2,889	1,532
Adjustments to share of profit from equity accounted investees and other	131	221	158	99	25	18	—	—	314	338
Net finance costs (income)	22	23	21	30	21	(7)	309	297	373	343
Depreciation and amortization	292	312	162	158	34	38	33	35	521	543
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(48)	(62)	(144)	19	—	—	(192)	(43)
Arrangement Termination Payment	—	—	—	—	—	—	—	(350)	—	(350)
Gain on Pembina Gas Infrastructure Transaction	—	—	(1,110)	—	—	—	—	—	(1,110)	—
Transaction costs incurred in respect of acquisitions	—	—	5	—	—	—	—	26	5	26
Transformation and restructuring costs, impairment charges, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	14	11	2	32	2	2	3	29	21	74
Adjusted EBITDA	1,579	1,554	849	812	550	237	(157)	(140)	2,821	2,463
Adjusted EBITDA per common share – basic (dollars)									5.10	4.48
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	39	21	15	23	69	31	123	75
Adjustments to share of profit from equity accounted investees:
Net finance costs	2	13	23	9	2	1	27	23
Income tax expense	—	—	1	—	—	—	1	—
Depreciation and amortization	38	55	50	24	6	4	94	83
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	16	—	(20)	—	(4)	—
Share of earnings in excess of equity interest(1)	—	(3)	—	—	—	—	—	(3)
Total adjustments to share of profit from equity accounted investees	40	65	90	33	(12)	5	118	103
Adjusted EBITDA from equity accounted investees	79	86	105	56	57	36	241	178
(1)    Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.
Pembina Pipeline Corporation Third Quarter 2022 41

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2022	2021	2022	2021
Share of profit from equity accounted investees	127	95	59	59	96	44	282	198
Adjustments to share of profit from equity accounted investees:
Net finance costs	16	46	42	24	1	2	59	72
Income tax expense	—	—	1	—	—	—	1	—
Depreciation and amortization	113	160	99	75	18	16	230	251
Unrealized loss on commodity-related derivative financial instruments	—	—	16	—	6	—	22	—
Share of earnings in excess of equity interest(1)	2	15	—	—	—	—	2	15
Total adjustments to share of profit from equity accounted investees	131	221	158	99	25	18	314	338
Adjusted EBITDA from equity accounted investees	258	316	217	158	121	62	596	536
(1)    Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2022	2021	2022	2021
Cash flow from operating activities	767	913	2,026	1,953
Cash flow from operating activities per common share – basic (dollars)	1.38	1.66	3.66	3.55
Add (deduct):
Change in non-cash operating working capital	(157)	(7)	(15)	70
Current tax expense	(70)	(141)	(245)	(255)
Taxes paid, net of foreign exchange	68	68	306	265
Accrued share-based payment expense	(3)	(16)	(66)	(56)
Share-based compensation payment	—	—	45	32
Preferred share dividends paid	(31)	(31)	(94)	(103)
Adjusted cash flow from operating activities	574	786	1,957	1,906
Adjusted cash flow from operating activities per common share – basic (dollars)	1.04	1.43	3.54	3.47

42 Pembina Pipeline Corporation Third Quarter 2022

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement		Regulators & Acts
bpd	barrels per day	ABCA	Business Corporations Act (Alberta)
mbbls	thousands of barrels	AER	Alberta Energy Regulator
mbpd	thousands of barrels per day	BCEAO	British Columbia Environmental Assessment Office
mmbpd	millions of barrels per day	BCOGC	British Columbia Oil and Gas Commission
mmbbls	millions of barrels	BCUC	British Columbia Utilities Commission
mboe/d	thousands of barrels of oil equivalent per day	CER	Canadian Energy Regulator
mmboe/d	millions of barrels of oil equivalent per day	FERC	United States Federal Energy Regulatory Commission
MMcf/d	millions of cubic feet per day	ICA	Interstate Commerce Act of 1887 (United States)
bcf/d	billions of cubic feet per day	NEB	National Energy Board
km	kilometer	NGA	Natural Gas Act of 1938 (United States)
		PHMSA	Pipeline and Hazardous Material Safety Administration
		IAAC	Impact Assessment Agency of Canada

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C.
Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley")
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in Western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia.
Veresen Midstream
Prior to August 15, 2022, Pembina owned a 45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression. On August 15, 2022, Pembina contributed its equity interest in Veresen Midstream to PGI, resulting in Pembina holding a 60 percent interest indirectly through its investment in PGI.

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility
Cedar LNG	49.9 percent interest in the proposed floating LNG facility in Kitimat, British Columbia, Canada
Readers are referred to the AIF dated February 24, 2022 on www.sedar.com for additional descriptions.
Pembina Pipeline Corporation Third Quarter 2022 43

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•Pembina's commitment to, and the effectiveness and impact of, its risk management policies;
•expected reductions in carbon dioxide levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, competition, environmental, project assessment and GHG laws and regulations
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•management's belief regarding certain claims against Pembina;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including the Cedar LNG Project and the Alberta Carbon Grid; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates;
•the ability of Pembina to maintain current credit ratings;
•the availability of capital to fund future capital requirements relating to existing assets and projects;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at acceptable prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects and new developments; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•prevailing regulatory regimes, including with respect to taxes, competition, environmental, project assessment and GHG laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•labour and material shortages;
•reliance on third parties to successfully operate and maintain certain assets;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•adverse actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in project assessment regulations, royalty rates, climate change initiatives or policies or increased environmental regulation;
•fluctuations in operating results;
•adverse changes in general economic and market conditions in Canada, North America and Internationally, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks related to the current and potential adverse impacts of geopolitical events in Eastern Europe;
•risks related to the current and potential adverse impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment, in Canada, North America and Internationally, and public opinion;
•ability to access various sources of debt and equity capital, and on acceptable terms;
•adverse changes in credit ratings;
•technology and security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2021, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
44 Pembina Pipeline Corporation Third Quarter 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2022	December 31, 2021
Assets Current assets
Cash and cash equivalents	294	43
Trade receivables and other	892	812
Inventory	276	376
Derivative financial instruments (Note 14)	99	14
Assets held for sale (Note 3)	86	—
	1,647	1,245
Non-current assets
Property, plant and equipment (Note 3)	15,521	18,193
Intangible assets and goodwill (Note 4)	6,064	6,238
Investments in equity accounted investees (Note 6)	7,498	4,622
Right-of-use assets	507	581
Finance lease receivable	218	211
Deferred tax assets	233	257
Derivative financial instruments (Note 14)	63	81
Other assets	49	28
	30,153	30,211
Total assets	31,800	31,456
Liabilities and equity Current liabilities
Trade payables and other	1,022	1,063
Loans and borrowings (Note 7)	1,050	1,000
Dividends payable	120	115
Lease liabilities	77	88
Contract liabilities (Note 10)	70	71
Derivative financial instruments (Note 14)	49	53
	2,388	2,390
Non-current liabilities
Loans and borrowings (Note 7)	8,976	9,645
Subordinated hybrid notes (Note 7)	595	594
Lease liabilities	591	635
Decommissioning provision (Note 8)	235	412
Contract liabilities (Note 10)	142	220
Deferred tax liabilities	2,366	3,011
Other liabilities	164	186
	13,069	14,703
Total liabilities	15,457	17,093
Equity
Attributable to shareholders	16,283	14,303
Attributable to non-controlling interest	60	60
Total equity	16,343	14,363
Total liabilities and equity	31,800	31,456
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation Third Quarter 2022 45

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2022	2021	2022	2021
Revenue (Note 10)	2,779	2,149	8,912	6,067
Cost of sales (Note 12)	2,111	1,546	6,829	4,282
(Gain) Loss on commodity-related derivative financial instruments (Note 14)	(83)	(4)	(77)	121
Share of profit from equity accounted investees (Note 6)	123	75	282	198
Gross profit	874	682	2,442	1,862
General and administrative	76	68	273	234
Other expense (income)	27	(311)	17	(282)
Gain on Pembina Gas Infrastructure Transaction (Note 5)	(1,110)	—	(1,110)	—
Impairment expense	—	—	—	35
Results from operating activities	1,881	925	3,262	1,875
Net finance costs (Note 11)	140	144	373	343
Earnings before income tax	1,741	781	2,889	1,532
Current tax expense	70	141	245	255
Deferred tax (recovery) expense	(158)	52	(84)	115
Income tax (recovery) expense	(88)	193	161	370
Earnings	1,829	588	2,728	1,162
Other comprehensive income (loss), net of tax (Note 13 & 14)
Exchange gain on translation of foreign operations	271	126	341	4
Impact of hedging activities	(13)	4	(5)	4
Total comprehensive income attributable to shareholders	2,087	718	3,064	1,170
Earnings attributable to common shareholders, net of preferred share dividends	1,795	554	2,628	1,054
Earnings per common share – basic (dollars)	3.24	1.01	4.75	1.92
Earnings per common share – diluted (dollars)	3.23	1.01	4.73	1.91
Weighted average number of common shares (millions)
Basic	554	550	553	550
Diluted	556	551	555	551
See accompanying notes to the condensed consolidated interim financial statements
46 Pembina Pipeline Corporation Third Quarter 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income
Earnings	—	—	2,728	—	2,728	—	2,728
Other comprehensive income (Note 13)	—	—	—	336	336	—	336
Total comprehensive income	—	—	2,728	336	3,064	—	3,064
Transactions with shareholders of the Company (Note 9)
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)	—	(7)
Repurchase of common shares	(152)	—	(97)	—	(249)	—	(249)
Share-based payment transactions	316	—	—	—	316	—	316
Dividends declared – common	—	—	(1,050)	—	(1,050)	—	(1,050)
Dividends declared – preferred	—	—	(94)	—	(94)	—	(94)
Total transactions with shareholders of the Company	164	(7)	(1,241)	—	(1,084)	—	(1,084)
September 30, 2022	15,842	2,510	(2,433)	364	16,283	60	16,343

December 31, 2020	15,644	2,946	(3,637)	2	14,955	60	15,015
Total comprehensive income
Earnings	—	—	1,162	—	1,162	—	1,162
Other comprehensive income (Note 13)	—	—	—	8	8	—	8
Total comprehensive income	—	—	1,162	8	1,170	—	1,170
Transactions with shareholders of the Company (Note 9)
Part VI.1 tax on preferred shares	—	(7)	—	—	(7)	—	(7)
Preferred shares redemption	—	(420)	—	—	(420)	—	(420)
Share-based payment transactions	26	—	—	—	26	—	26
Dividends declared – common	—	—	(1,040)	—	(1,040)	—	(1,040)
Dividends declared – preferred	—	—	(102)	—	(102)	—	(102)
Total transactions with shareholders of the Company	26	(427)	(1,142)	—	(1,543)	—	(1,543)
September 30, 2021	15,670	2,519	(3,617)	10	14,582	60	14,642
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation Third Quarter 2022 47

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2022	2021	2022	2021
Cash provided by (used in)
Operating activities
Earnings	1,829	588	2,728	1,162
Adjustments for:
Share of profit from equity accounted investees	(123)	(75)	(282)	(198)
Distributions from equity accounted investees	138	106	438	333
Depreciation and amortization	146	180	521	543
Impairment expense	—	—	—	35
Gain on Pembina Gas Infrastructure Transaction (Note 5)	(1,110)	—	(1,110)	—
Unrealized gain on commodity-related derivative financial instruments	(102)	(47)	(192)	(43)
Net finance costs (Note 11)	140	144	373	343
Net interest paid	(122)	(136)	(341)	(333)
Income tax (recovery) expense	(88)	193	161	370
Taxes paid	(68)	(69)	(306)	(265)
Share-based compensation expense	5	20	77	77
Share-based compensation payment	—	—	(45)	(32)
Net change in contract liabilities	(19)	(9)	21	10
Other	(16)	11	(32)	21
Change in non-cash operating working capital	157	7	15	(70)
Cash flow from operating activities	767	913	2,026	1,953
Financing activities
Net decrease in bank borrowings	(115)	(278)	(94)	(92)
Proceeds from issuance of long-term debt, net of issue costs	—	—	—	593
Repayment of long-term debt	(425)	—	(550)	(250)
Repayment of lease liability	(20)	(23)	(65)	(64)
Exercise of stock options	7	3	309	6
Repurchase of common shares	(155)	—	(249)	—
Redemption of preferred shares	—	—	—	(420)
Common share dividends paid	(349)	(346)	(1,045)	(1,039)
Preferred share dividends paid	(31)	(31)	(94)	(103)
Cash flow used in financing activities	(1,088)	(675)	(1,788)	(1,369)
Investing activities
Capital expenditures	(131)	(209)	(462)	(482)
Contributions to equity accounted investees	(17)	(18)	(42)	(30)
Cedar acquisition	—	(4)	—	(41)
Proceeds from disposition (Note 5)	609	—	609	—
Proceeds from sale of assets	1	—	26	12
Receipt of finance lease payments	6	2	12	8
Interest paid during construction	(3)	(5)	(18)	(19)
Advances to related parties	—	1	—	(9)
Changes in non-cash investing working capital and other	(76)	47	(124)	(1)
Cash flow used in investing activities	389	(186)	1	(562)
Change in cash and cash equivalents	68	52	239	22
Effect of movement in exchange rates on cash held	8	3	12	9
Cash and cash equivalents, beginning of period	218	57	43	81
Cash and cash equivalents, end of period	294	112	294	112
See accompanying notes to the condensed consolidated interim financial statements
48 Pembina Pipeline Corporation Third Quarter 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three and nine months ended September 30, 2022.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2021 ("Consolidated Financial Statements"), except as noted below, and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 3, 2022.
Assets Held for Sale
Non-current assets, or disposal groups comprising of assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continued use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, or employee benefit assets, which continue to be measured in accordance with the Company's other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings.
Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.
Basis of Consolidation - Loss of Control
When there is a loss of control of a subsidiary in a transaction with a joint venture, the Company derecognizes the assets and liabilities of the subsidiary and other components of equity. However, there is an accounting policy choice to recognize the entirety of any resulting gain or loss in earnings on loss of control or to recognize the gain or loss only to the extent of the unrelated investor's interest in the joint venture. Pembina has elected to recognize the full gain in its entirety. As a result, any interest retained in the former subsidiary is measured at fair value when control is lost.

Pembina Pipeline Corporation Third Quarter 2022 49

Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2022 except as noted below related to the disposition discussed in Note 5 and the PGI Transaction discussed in Note 6.
Acquisition of an interest in a Joint Venture
Acquisitions of interests in joint ventures that meet the definition of a business in-substance involve application of the acquisition method of accounting in order to apply the equity method post-acquisition. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to the fair value of consideration exchanged and intangible assets require the most judgment. Estimates of future cash flows, forecast revenue, contract renewal rates, and discount rates are made in determining the fair values of the businesses contributed to the joint venture and Pembina's share of the fair value of assets acquired and liabilities assumed. Changes in these assumptions or estimates used in determining the fair values of the businesses contributed or Pembina's share of acquired assets and liabilities could impact the amounts assigned to the investment in PGI, the gain on the disposition, as well as the assets, liabilities, intangible assets, goodwill and deferred taxes in the in-substance purchase price equation for the investment in PGI. Future earnings can be affected as a result of changes in Pembina's share of the joint venture's equity accounted profits or losses due to differences in future depreciation and amortization, asset or goodwill impairment.
2. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Impacts of Geopolitical Events in Eastern Europe and the Ongoing COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where the geopolitical events in Eastern Europe and continuing events and conditions related to the COVID-19 pandemic are driving significant volatility in commodity prices and currencies, disruption of business operations and a significant increase in economic uncertainty and inflation. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in the Interim Financial Statements.
50 Pembina Pipeline Corporation Third Quarter 2022

3. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2021	456	9,279	9,384	2,084	915	22,118
Additions and transfers	21	620	142	52	(391)	444
Disposition (Note 5)	(1)	(475)	(2,440)	(104)	(20)	(3,040)
Change in decommissioning provision	—	(20)	(100)	(21)	—	(141)
Other	(1)	(55)	(81)	(9)	(14)	(160)
Foreign exchange	6	71	30	—	—	107
Transfers to assets held for sale	—	—	(112)	(1)	(1)	(114)
Balance at September 30, 2022	481	9,420	6,823	2,001	489	19,214

Depreciation
Balance at December 31, 2021	26	2,015	1,421	463	—	3,925
Depreciation	4	145	167	59	—	375
Disposition (Note 5)	—	(85)	(384)	(38)	—	(507)
Other	—	(36)	(32)	(4)	—	(72)
Transfers to assets held for sale	—	—	(28)	—	—	(28)
Balance at September 30, 2022	30	2,039	1,144	480	—	3,693

Carrying amounts
Balance at December 31, 2021	430	7,264	7,963	1,621	915	18,193
Balance at September 30, 2022	451	7,381	5,679	1,521	489	15,521
On July 8, 2022, Pembina entered into a purchase and sale agreement with Plains Midstream Canada ULC ("Plains") to sell its interest in the assets comprising the Empress I Plant, Empress I Expansion Plant (collectively, "the E1 assets"), and the Empress VI Plant ("E6 assets") in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress. As a result, the E1 and E6 assets are presented as a disposal group held for sale as at September 30, 2022. Closing of the transaction occurred on October 1, 2022.
4. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships(1)	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2021	4,693	288	1,861	2,149	6,842
Additions	—	38	—	38	38
Disposition (Note 5)	(153)	(23)	(66)	(89)	(242)
Foreign exchange adjustments	20	1	56	57	77
Balance at September 30, 2022	4,560	304	1,851	2,155	6,715

Amortization
Balance at December 31, 2021	—	189	415	604	604
Amortization	—	6	62	68	68
Disposition (Note 5)	—	(8)	(22)	(30)	(30)
Foreign exchange adjustments	—	1	8	9	9
Balance at September 30, 2022	—	188	463	651	651

Carrying amounts
Balance at December 31, 2021	4,693	99	1,446	1,545	6,238
Balance at September 30, 2022	4,560	116	1,388	1,504	6,064
Pembina Pipeline Corporation Third Quarter 2022 51

5. DISPOSITION
On August 15, 2022, Pembina and affiliates of KKR & Co., Inc. (collectively, "KKR") created a new jointly controlled corporation, Pembina Gas Infrastructure Inc. ("PGI"), a western Canadian gas processing entity, incorporated in Alberta (the "PGI Transaction"). Pembina obtained a 60 percent equity interest in the joint venture and will serve as PGI's operator and manager, while KKR obtained the remaining 40 percent equity interest in PGI.
Pembina contributed to PGI a portion of its field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant (collectively, the "Disposal Group"), as well as its 45 percent equity interest in Veresen Midstream, which were previously included in Pembina's Facilities operating segment. KKR contributed to PGI its 55 percent equity interest in Veresen Midstream to PGI, as well as its 49 percent common share equity interest and its preferred share interest in PGI Processing ULC (formerly named Energy Transfer Canada ULC) ("ETC"). Concurrently with the closing of the transaction, PGI also acquired the remaining 51 percent common share equity interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within PGI.
Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, PGI will divest the 50 percent, non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction.
As a result of the disposition of the Disposal Group and acquisition of PGI, management reevaluated Pembina's operating segments and determined there were no changes as a result.
Pembina's contribution of its field-based gas processing assets was accounted for as a disposition given that Pembina changed from control of the assets to joint control through PGI. The contribution of Pembina's interest in Veresen Midstream resulted in Pembina retaining joint control through the newly formed PGI and therefore was not considered a disposition.
The assets and liabilities of the Disposal Group were derecognized at their carrying values as at August 15, 2022 as follows:

($ millions)	August 15, 2022
Cash and cash equivalents	167
Trade receivables and other	145
Inventory	18
Property, plant and equipment (Note 3)	2,533
Intangible assets and goodwill (Note 4)	212
Derivative financial instruments (Note 14)	113
Total assets	3,188
Trade payables and other	72
Decommissioning provision (Note 8)	20
Contract liabilities (Note 10)	92
Deferred tax liabilities	514
Total liabilities	698
In exchange for the contribution of the field-based gas processing assets contributed to PGI ("Gas Processing Business"), Pembina received $776 million cash, a $12 million contingent related party receivable, and shares of PGI. The $2.8 billion fair value of the shares of PGI was determined by reference to the $3.6 billion fair value of the Gas Processing Business, adjusted for cash and the contingent receivable. The resulting gain on disposition recognized by Pembina is $1.1 billion.
Pembina engaged an independent valuator to assist with determining the preliminary fair value of the Gas Processing Business and the preliminary fair value of PGI using a discounted cash flow model based on significant assumptions including forecasted revenue and the discount rate. Given the complexity of the PGI Transaction, the valuation of the Gas Processing Business and associated PGI purchase price allocation is not final as Pembina is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred taxes arising on their recognition, including: property, plant and equipment, intangibles and taxes.
52 Pembina Pipeline Corporation Third Quarter 2022

Effective Tax Rate
The decrease in the effective tax rate from 23.45 percent to 5.5 percent is primarily due to the gain on the PGI Transaction which is not subject to tax and the transfer of the Veresen Midstream tax liability to PGI which is an equity accounted for investment.
6. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			9 Months Ended September 30
($ millions)	September 30, 2022	December 31, 2021	2022	2021	September 30, 2022	December 31, 2021
Alliance	50	50	125	81	2,673	2,686
Aux Sable	42.7 - 50	42.7 - 50	103	44	405	377
Ruby(1)	—	—	—	13	—	—
Veresen Midstream(2)	—	45	51	57	—	1,349
PGI(3)	60	—	2	—	4,186	—
Cedar LNG	49.9	49.9	—	—	146	130
Other(4)	50 - 75	50 - 75	1	3	88	80
			282	198	7,498	4,622
(1)    Pembina owns a 50 percent convertible preferred interest in Ruby.
(2)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(3)    Refer to Note 5 and to the "PGI Acquisition" section of this note for further information on the acquisition of Pembina's interest in PGI.
(4)    Other includes Pembina's interest in CKPC, Grand Valley and Fort Corp.
At September 30, 2022, Pembina had U.S. $1.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three and nine months ended September 30, 2022, Pembina recognized a gain of $110 million and a gain of $139 million (2021: $48 million gain and $5 million gain), respectively.
PGI Acquisition
On August 15, 2022, as part of the PGI Transaction, Pembina acquired a 60 percent equity interest in PGI, a newly formed joint venture that is jointly controlled by Pembina and KKR. Pembina will serve as PGI's operator and manager.
Pembina's investment in PGI of $4.2 billion at August 15, 2022, includes $2.8 billion for the value of PGI shares received as consideration for its contribution of the Gas Processing Business (refer to Note 5) and $1.3 billion for the value of PGI shares received for the contribution of Pembina's 45 percent equity interest in Veresen Midstream, which was recorded at its carrying value at the acquisition date. Pembina's recognized cost of the PGI investment also includes $9 million in costs directly attributable to the acquisition of the investment.
The cost of Pembina's 60 percent interest in PGI was allocated to PGI's identifiable net assets on the acquisition date as follows:

($ millions)	As at August 15, 2022
Current assets	853
Non-current assets	6,648
Current liabilities	1,163
Non-current liabilities	2,483
Allocated to PGI assets and liabilities	3,855
Goodwill	328
Pembina's cost of investment in PGI	4,183

Pembina Pipeline Corporation Third Quarter 2022 53

Pembina engaged an independent valuator to assist with determining the preliminary fair value of certain tangible and intangible assets and assumed liabilities of PGI for purposes of the above allocation. Tangible assets were valued primarily using a cost approach. Intangible assets were valued at the acquisition date of the fair value of customer relationships, which was determined using a discounted cash flow model based on significant assumptions including contract renewal rates and the discount rate. Preliminary values for right-of-use assets, deferred tax liabilities, and lease liabilities were measured in accordance with Pembina's accounting policies. Given the complexity of the PGI Transaction, the valuation of the Gas Processing Business and associated PGI purchase price allocation is not final as Pembina is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred taxes arising on their recognition, including: property, plant and equipment, intangibles and taxes.
The primary drivers that generated goodwill were synergies and business opportunities from the integration of the three separate gas services businesses into PGI.
Pembina enters into transactions with PGI in the normal course of business and on terms equivalent to those that prevail in arm's length transactions. Pembina contracts capacity and provides services on a cost recovery basis to PGI. At September 30, 2022, trade receivables and other included $45 million receivable from PGI and trade payables and other included $14 million payable to PGI. Pembina recognized a deferred tax recovery of $195 million during the third quarter of 2022 as a result of its contribution of its partnership interest in Veresen Midstream for shares of PGI.
Financing Activities for Equity Accounted Investees
Ruby
Ruby Pipeline, L.L.C. ("Ruby Pipeline"), a wholly-owned subsidiary of Ruby, had U.S. $475 million principal amount of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). Although Ruby Pipeline has sufficient liquidity to operate its business, it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date of April 1, 2022. Accordingly, on March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Refer to Note 15 for further details.
PGI
On August 15, 2022, PGI closed $4.75 billion of syndicated credit facilities consisting of a $3.9 billion unsecured non-revolving term loan facility which matures August 2027, a $250 million unsecured revolving credit facility, which includes a $300 million accordion feature and matures August 2025, a $50 million unsecured operating credit facility which matures August 2024, and a $550 million unsecured revolving credit facility which matures August 2024 to fund the construction of the KAPS project (collectively, the "PGI Credit Facilities"). There are no mandatory principal repayments due over the term of the PGI Credit Facilities, with the exception of the prepayment of the $550 million unsecured revolving credit facility in connection with certain specified dispositions. Proceeds of the credit facilities were primarily used to fund a portion of the PGI Transaction including the repayment of credit facilities within Veresen Midstream and ETC.
Between August 30, 2022, and September 28, 2022, PGI entered into floating-to-fixed interest rate swaps with a notional value of $1.2 billion. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027.
Subsequent to the end of the third quarter, between October 4, 2022 and October 28, 2022, PGI entered into additional floating-to-fixed interest rate swaps of notional value $740 million. The floating debt is priced at CAD-BA-CDOR. The interest rate swaps mature July 2027. The weighted average hedge rate for the total notional amount is 3.66 percent.
Veresen Midstream
On August 15, 2022, Veresen Midstream repaid $2.6 billion of outstanding debt on its syndicated credit facilities. The credit facilities were cancelled upon repayment as part of the PGI Transaction.
54 Pembina Pipeline Corporation Third Quarter 2022

CKPC
Pembina, along with its joint venture partner, Petrochemical Industries Company K.S.C. have collectively decided to cancel the proposed integrated propane dehydrogenation plant and polypropylene upgrading facility that was to be located in Sturgeon County, Alberta. The project has been in a state of indefinite suspension since late 2020.
7. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at September 30, 2022	Nominal Interest Rate	Year of Maturity	September 30, 2022	December 31, 2021
Loans and borrowings
Senior unsecured credit facilities(1)(3)(4)	2,862	4.32(2)	Various(1)	339	907
Senior unsecured medium-term notes series 2	450	3.77	2022	450	450
Senior unsecured medium-term notes series 3	450	4.75	2043	447	447
Senior unsecured medium-term notes series 4	600	4.81	2044	597	597
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	499	499
Senior unsecured medium-term notes series 7	600	3.71	2026	602	602
Senior unsecured medium-term notes series 8	650	2.99	2024	649	648
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	658	660
Senior unsecured medium-term notes series 11	800	4.75	2048	840	841
Senior unsecured medium-term notes series 12	650	3.62	2029	653	654
Senior unsecured medium-term notes series 13	700	4.54	2049	712	712
Senior unsecured medium-term notes series 14	600	2.56	2023	600	599
Senior unsecured medium-term notes series 15	600	3.31	2030	598	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	397
Senior unsecured medium-term notes series 17	500	3.53	2031	497	497
Senior unsecured medium-term notes series 18	500	4.49	2051	497	497
Senior unsecured medium-term notes series 3A	—	5.05	2022	—	50
Total loans and borrowings				10,026	10,645
Less current portion loans and borrowings				(1,050)	(1,000)
Total non-current loans and borrowings				8,976	9,645
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	595	594
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2027, a $1.0 billion sustainability linked revolving facility that matures in June 2026, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2023, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at September 30, 2022. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.
(3)    Includes U.S. $250 million variable rate debt outstanding at September 30, 2022 (December 31, 2021: U.S. $250 million) and fully hedged at 1.45 percent.
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 14 for foreign exchange risk management.

Pembina Pipeline Corporation Third Quarter 2022 55

On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
On July 27, 2022, Pembina replaced its $2.5 billion revolving credit facility with two credit facilities: an unsecured $1.0 billion sustainability linked revolving credit facility (the "SLL Credit Facility") that has a term of four years, maturing June 2026 and an amendment and restatement of the revolving facility into an unsecured $1.5 billion revolving credit facility, which includes a $750 million accordion feature and matures in June 2027 (the "Revolving Facility"). The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a greenhouse gas ("GHG") emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
With the exception of the sustainability linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
On August 15, 2022, Pembina fully repaid and cancelled its non-revolving term loan for a total repayment of $425 million in the third quarter.
Subsequent to the quarter, on October 24, 2022, Pembina's $450 million senior unsecured medium term notes, series 2, matured and were fully repaid.
8. DECOMMISSIONING PROVISION

($ millions)	2022
Balance at January 1	412
Unwinding of discount rate	12
Change in rates	(185)
Disposition (Note 5)	(20)
Change in cost estimates and other	16
Balance at September 30	235
Pembina's decommissioning provision decreased by $177 million for the nine months ended September 30, 2022 primarily due to an increase in the credit-adjusted risk-free rates of 5.8 percent to 6.8 percent (December 31, 2021: 3.3 percent to 4.7 percent) and a change to inflation of 2.0 percent (December 31, 2021: 1.8 percent).
56 Pembina Pipeline Corporation Third Quarter 2022

9. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2021	550	15,678
Share-based payment transactions	7	316
Repurchased	(5)	(152)
Balance at September 30, 2022	552	15,842
Share Repurchase Program
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB will be cancelled. The NCIB commenced on March 10, 2022 and will terminate on March 9, 2023 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	September 30, 2022	December 31, 2021
Number of common shares repurchased for cancellation (thousands)	5,320	450
Average price per share	$46.76	$37.77
Total cost(1)	249	17
(1)    Total cost includes $152 million (2021: $13 million) charged to share capital and $97 million (2021: $4 million) charged to deficit.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2021	105	2,517
Part VI.1 tax	—	(7)
Balance at September 30, 2022	105	2,510
Subsequent to the end of the third quarter, on October 14, 2022, Pembina announced its intention to redeem all of the 12 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 (the "Series 23 Class A Preferred Shares") on November 15, 2022 for a redemption price equal to $25.00 per Series 23 Class A Preferred Shares. The total redemption price for the Series 23 Class A Preferred Shares will be $300 million.
Pembina Pipeline Corporation Third Quarter 2022 57

Dividends
The following dividends were declared by Pembina:

9 Months Ended September 30
($ millions)	2022	2021
Common shares
$1.90 per common share (2021: $1.89)	1,050	1,040
Class A preferred shares
$0.92 per Series 1 Class A Preferred Share (2021: $0.92)	9	9
$0.84 per Series 3 Class A Preferred Share (2021: $0.84)	5	5
$0.85 per Series 5 Class A Preferred Share (2021: $0.85)	9	9
$0.82 per Series 7 Class A Preferred Share (2021: $0.82)	8	8
$0.80 per Series 9 Class A Preferred Share (2021: $0.80)	7	7
nil per Series 11 Class A Preferred Share (2021: $0.24)	—	2
nil per Series 13 Class A Preferred Share (2021: $0.59)	—	6
$0.84 per Series 15 Class A Preferred Share (2021: $0.84)	7	7
$0.90 per Series 17 Class A Preferred Share (2021: $0.90)	5	5
$0.88 per Series 19 Class A Preferred Share (2021: $0.88)	7	7
$0.91 per Series 21 Class A Preferred Share (2021: $0.91)	15	15
$0.98 per Series 23 Class A Preferred Share (2021: $0.98)	12	12
$0.98 per Series 25 Class A Preferred Share (2021: $0.98)	10	10
	94	102
In connection with the closing of the PGI Transaction on August 15, 2022, Pembina's Board of Directors approved a $0.0075 per common share increase to its monthly common share dividend rate from $0.21 to $0.2175 per common share per month, commencing with the dividend paid on October 14, 2022.
On August 31, 2022, Pembina announced that it did not intend to exercise its right to redeem the eight million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 shares outstanding on September 30, 2022.
On October 6, 2022, Pembina announced that its Board of Directors had declared a dividend of $0.2175 per common share in the total amount of $120 million, payable on November 15, 2022 to shareholders of record on October 25, 2022.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on October 6, 2022 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	November 1, 2022	December 1, 2022	$0.306625	3
Series 3	November 1, 2022	December 1, 2022	$0.279875	2
Series 5	November 1, 2022	December 1, 2022	$0.285813	3
Series 7	November 1, 2022	December 1, 2022	$0.273750	3
Series 9	November 1, 2022	December 1, 2022	$0.268875	2
Series 15	December 15, 2022	January 3, 2023	$0.385250	3
Series 17	December 15, 2022	January 3, 2023	$0.301313	2
Series 19	December 15, 2022	January 3, 2023	$0.292750	2
Series 21	November 1, 2022	December 1, 2022	$0.306250	5
Series 23	October 31, 2022	November 15, 2022	$0.328125	4
Series 25	October 31, 2022	November 15, 2022	$0.325000	3
58 Pembina Pipeline Corporation Third Quarter 2022

10. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2022				2021
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	457	147	—	604	419	183	—	602
Fee-for-service(1)	114	36	—	150	76	36	—	112
Product sales(2)	—	—	1,979	1,979	—	—	1,393	1,393
Revenue from contracts with customers	571	183	1,979	2,733	495	219	1,393	2,107
Operational finance lease income	7	1	—	8	5	1	—	6
Fixed operating lease income	30	8	—	38	27	9	—	36
Total external revenue	608	192	1,979	2,779	527	229	1,393	2,149
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.

	2022				2021
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	1,258	537	—	1,795	1,207	547	—	1,754
Fee-for-service(1)	330	101	—	431	248	112	—	360
Product sales(2)	—	—	6,550	6,550	—	—	3,827	3,827
Revenue from contracts with customers	1,588	638	6,550	8,776	1,455	659	3,827	5,941
Operational finance lease income	20	2	—	22	13	1	—	14
Fixed operating lease income	88	26	—	114	85	27	—	112
Total external revenue	1,696	666	6,550	8,912	1,553	687	3,827	6,067
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2022			12 Months Ended December 31, 2021
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	288	291	3	289	292
Additions (net in the period)	14	60	74	—	64	64
Disposition (Note 5)	(2)	(90)	(92)	—	—	—
Revenue recognized from contract liabilities(1)	—	(61)	(61)	—	(65)	(65)
Closing balance	15	197	212	3	288	291
Less current portion(2)	(15)	(55)	(70)	(3)	(68)	(71)
Ending balance	—	142	142	—	220	220
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at September 30, 2022, the balance includes $15 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.

Pembina Pipeline Corporation Third Quarter 2022 59

Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
c.Revenue Allocated to Remaining Performance Obligations
Pembina expects to recognize revenue in future periods that includes current unsatisfied remaining performance obligations. As a result of the disposition of Pembina's field-based gas processing assets on August 15, 2022 (see Note 5 for further details), Pembina's unsatisfied remaining performance obligations and expected revenue recognition from these obligations as at September 30, 2022 decreased by $2.6 billion compared to December 31, 2021.
11. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2022	2021	2022	2021
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	98	90	287	272
Subordinated hybrid notes	7	7	22	20
Leases	8	9	24	27
Unwinding of discount rate	4	4	12	12
Loss in fair value of non-commodity-related derivative financial instruments	21	8	24	16
Foreign exchange losses (gains) and other	2	26	4	(4)
Net finance costs	140	144	373	343
60 Pembina Pipeline Corporation Third Quarter 2022

12. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	608	192	1,979	—	2,779
Inter-segment revenue	37	122	—	(159)	—
Total revenue(3)	645	314	1,979	(159)	2,779
Operating expenses	175	132	—	(82)	225
Cost of goods sold, including product purchases	—	4	1,824	(79)	1,749
Depreciation and amortization included in operations	97	27	12	1	137
Cost of sales	272	163	1,836	(160)	2,111
Realized (gain) loss on commodity-related derivative financial instruments	—	(3)	22	—	19
Share of profit from equity accounted investees	39	15	69	—	123
Unrealized loss (gain) on commodity-related derivative financial instruments	—	3	(105)	—	(102)
Gross profit	412	166	295	1	874
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	15	1	9	42	67
Other expense (income)	13	1	14	(1)	27
Gain on Pembina Gas Infrastructure Transaction (Note 5)	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	384	1,274	272	(49)	1,881
Net finance costs	7	4	20	109	140
Reportable segment earnings (loss) before tax	377	1,270	252	(158)	1,741
Capital expenditures	75	36	7	13	131
Contributions to equity accounted investees	—	17	7	—	24

3 Months Ended September 30, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	527	229	1,393	—	2,149
Inter-segment revenue	39	112	—	(151)	—
Total revenue(3)	566	341	1,393	(151)	2,149
Operating expenses	140	121	—	(74)	187
Cost of goods sold, including product purchases	—	1	1,268	(81)	1,188
Depreciation and amortization included in operations	100	56	13	2	171
Cost of sales	240	178	1,281	(153)	1,546
Realized (gain) loss on commodity-related derivative financial instruments	—	(2)	45	—	43
Share of profit from equity accounted investees	21	23	31	—	75
Unrealized gain on commodity-related derivative financial instruments	—	(45)	(2)	—	(47)
Gross profit	347	233	100	2	682
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	9	4	7	39	59
Other expense (income)	1	10	—	(322)	(311)
Reportable segment results from operating activities	337	219	93	276	925
Net finance costs	8	12	2	122	144
Reportable segment earnings before tax	329	207	91	154	781
Capital expenditures	174	26	3	6	209
Contributions to equity accounted investees	—	18	—	—	18
(1)    Pipelines transportation revenue includes $69 million (2021: $48 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $112 million (2021: $57 million) associated with U.S. midstream sales.
(3)    During the three months ended September 30, 2022 and 2021, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

Pembina Pipeline Corporation Third Quarter 2022 61

9 Months Ended September 30, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	1,696	666	6,550	—	8,912
Inter-segment revenue	126	365	—	(491)	—
Total revenue(3)	1,822	1,031	6,550	(491)	8,912
Operating expenses	472	407	—	(250)	629
Cost of goods sold, including product purchases	—	6	5,948	(246)	5,708
Depreciation and amortization included in operations	292	162	34	4	492
Cost of sales	764	575	5,982	(492)	6,829
Realized (gain) loss on commodity-related derivative financial instruments	—	(20)	135	—	115
Unrealized gain on commodity-related derivative financial instruments	—	(48)	(144)	—	(192)
Share of profit from equity accounted investees	127	59	96	—	282
Gross profit	1,185	583	673	1	2,442
Depreciation included in general and administrative	—	—	—	29	29
Other general and administrative	39	13	29	163	244
Other expense	4	—	11	2	17
Gain on Pembina Gas Infrastructure Transaction (Note 5)	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	1,142	1,680	633	(193)	3,262
Net finance costs	22	21	21	309	373
Reportable segment earnings (loss) before tax	1,120	1,659	612	(502)	2,889
Capital expenditures	264	114	53	31	462
Contributions to equity accounted investees	—	30	19	—	49

9 Months Ended September 30, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	1,553	687	3,827	—	6,067
Inter-segment revenue	120	327	—	(447)	—
Total revenue(3)	1,673	1,014	3,827	(447)	6,067
Operating expenses	409	344	—	(198)	555
Cost of goods sold, including product purchases	—	7	3,463	(257)	3,213
Depreciation and amortization included in operations	312	158	38	6	514
Cost of sales	721	509	3,501	(449)	4,282
Realized (gain) loss on commodity-related derivative financial instruments	—	(2)	166	—	164
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(62)	19	—	(43)
Share of profit from equity accounted investees	95	59	44	—	198
Gross profit	1,047	628	185	2	1,862
Depreciation included in general and administrative	—	—	—	29	29
Other general and administrative	25	11	22	147	205
Other expense (income)	2	10	—	(294)	(282)
Impairment expense	10	22	3	—	35
Reportable segment results from operating activities	1,010	585	160	120	1,875
Net finance costs (income)	23	30	(7)	297	343
Reportable segment earnings (loss) before tax	987	555	167	(177)	1,532
Capital expenditures	352	102	15	13	482
Contributions to equity accounted investees	—	29	1	—	30
(1)    Pipelines transportation revenue includes $175 million (2021: $154 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $290 million (2021: $181 million) associated with U.S. midstream sales.
(3)    During the nine months ended September 30, 2022 and 2021, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.
62 Pembina Pipeline Corporation Third Quarter 2022

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2020	48	—	(46)	2
Other comprehensive gain before hedging activities	4	—	—	4
Other comprehensive gain (loss) resulting from hedging activities(1)	(1)	5	—	4
Balance at September 30, 2021	51	5	(46)	10

Balance at December 31, 2021	32	8	(12)	28
Other comprehensive gain before hedging activities	341	—	—	341
Other comprehensive gain (loss) resulting from hedging activities(1)	(23)	18	—	(5)
Balance at September 30, 2022	350	26	(12)	364
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve) (Note 14).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
14. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at September 30, 2022, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions.
Pembina's Canadian dollar drawings on its Credit Facilities have variable rate components that reference the Canadian Dollar Offered Rate ("CDOR"). CDOR rates will cease to be published at the end of June 2024. CDOR is expected to be replaced by the Canadian Overnight Repo Rate Average ("CORRA"). Pembina will continue to monitor developments and the potential impact on the business.
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties, trade payables and other, and other liabilities have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.
Pembina Pipeline Corporation Third Quarter 2022 63

	September 30, 2022				December 31, 2021
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	162	—	115	47	95	—	84	11
Financial liabilities carried at fair value
Derivative financial instruments(3)	52	—	52	—	59	—	59	—
Contingent consideration(4)	59	—	21	38	70	—	35	35
Financial liabilities carried at amortized cost
Long-term debt(2)	10,621	—	9,481	—	11,239	—	11,814	—
(1)    The basis for determining fair value is disclosed in Note 2.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
(3)    At September 30, 2022 all derivative financial instruments are carried at fair value through earnings, except for $26 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(4)    Included in trade payables and other and other liabilities. Under the terms of the agreements on Pembina’s investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
Level 2
Pembina's Level 2 financial instruments carried at fair value are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals, EDC Associates Ltd., and Natural Gas Exchange.
Level 3
Changes in fair value of the derivative assets classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2022
Level 3 derivative asset at January 1	11
Total gain:
Included in earnings	36
Level 3 derivative asset at September 30	47
There were no transfers into or out of Level 3 during the nine months ended September 30, 2022.
Derivative instruments
Pembina enters into derivative instruments to hedge future cash flows associated with interest rate, commodity, and foreign exchange exposures. Derivatives are considered effective hedges to the extent that they offset the changes in value of the hedged item or transaction resulting from a specified risk factor. In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are classified as held at fair value through profit or loss ("FVTPL").
The following table is a summary of the net derivative financial instruments:

	September 30, 2022					December 31, 2021
($ millions)	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total
Commodity financial instruments	87	49	(22)	(2)	112	13	73	(48)	(6)	32
Interest rate	12	14	—	—	26	1	8	—	—	9
Foreign exchange	—	—	(27)	(1)	(28)	—	—	(5)	—	(5)
Net derivative financial instruments	99	63	(49)	(3)	110	14	81	(53)	(6)	36
(1)    At September 30, 2022 the derivative financial instruments were offset by $7 million (2021: $11 million) when determining the net amounts presented on the condensed consolidated interim statement of financial position.
64 Pembina Pipeline Corporation Third Quarter 2022

Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to Pembina's derivative instruments are as follows:

($ millions)	Liquids (bpd)	Natural Gas (GJ/d)	Power (GWh)	Foreign Exchange	Interest Rate
As at September 30, 2022
Purchases(1)	639	71,017	11,303	—	—
Sales(1)	19,022	—	—	—	—
Millions of U.S. dollars	—	—	—	382	250
Maturity dates	2023	2023	2040	2023	2025
As at December 31, 2021
Purchases(1)	—	62,615	6,166	—	—
Sales(1)	16,550	—	—	—	—
Millions of U.S. dollars	—	—	—	272	250
Maturity dates	2022	2022	2040	2022	2025
(1)    Barrels per day ("bpd"), gigajoules per day ("GJ/d") and gigawatt hours ("GWh").
Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2022	2021	2022	2021
Derivative instruments held at FVTPL(1)
Realized (gain) loss
Commodity-related	19	43	115	164
Foreign exchange	4	(2)	7	(10)
Unrealized (gain) loss
Commodity-related	(102)	(47)	(192)	(43)
Foreign exchange	21	8	24	16
Derivative instruments in hedging relationships(2)
Unrealized gain
Interest rate	(4)	(1)	(18)	(5)
(1)    Realized and unrealized losses (gains) on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Interim Financial Statements. Realized and unrealized losses (gains) on foreign exchange derivative instruments held at FVTPL are included in net finance costs in the Interim Financial Statements.
(2)     Unrealized gains on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized (gains) losses being reclassified to net finance costs. Refer to Note 13 for amounts reclassified. No (gains) losses have been recognized in net income relating to discontinued cash flow hedges.
Non-Derivative Instruments Designated as Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. As a result, all foreign exchange gains or losses on the debt are reported directly in other comprehensive income.
The following balances of U.S. dollar debt had been designated as hedges:

($ millions)	September 30, 2022	December 31, 2021
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	342	316
Maturity date	2025	2025
Pembina Pipeline Corporation Third Quarter 2022 65

15. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding as at September 30, 2022:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(2)	903	101	174	142	486
Long-term debt(3)	16,471	1,541	2,163	1,762	11,005
Construction commitments(4)(5)	727	399	102	14	212
Other	617	75	140	92	310
Total contractual obligations	18,718	2,116	2,579	2,010	12,013

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 45 and 193 mbpd of NGL each year up to and including 2030. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 77 megawatts per day each year up to and including 2046.

(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Includes required maintenance and/or turnarounds and excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)	Includes construction commitments related to assets held for sale of $28 million as at September 30, 2022; $3 million related to payments due in less than 1 year, and $25 million after 5 years.
As a result of the disposition of Pembina's field-based gas processing assets on August 15, 2022 (see Note 5 for further details), Pembina's construction commitments were reduced by $264 million.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations. While a claim has not been filed, management believes that under certain circumstances claims could be advanced in respect of Ruby Pipeline as a result of the voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The final outcome of such claims, if made, is not known or measurable at this time.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at September 30, 2022, Pembina had $199 million (December 31, 2021: $135 million) in letters of credit issued.
66 Pembina Pipeline Corporation Third Quarter 2022

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
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Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com